Content

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023

Assets
Current assets
Cash equivalents	5	911,335	564,294
Restricted cash	23	168,862	—
Trade receivables	6	2,769,757	2,667,057
Inventories	9	1,780,247	1,868,204
Taxes recoverable	10	103,792	57,001
Derivative financial instruments	8	47,677	40,410
Commodity forward contracts	11	137,660	114,861
Advances to suppliers	12	246,653	192,119
Other assets		49,141	32,701
Total current assets		6,215,124	5,536,646

Non-current assets
Restricted cash	23	—	139,202
Trade receivables	6	56,042	41,483
Other assets		9,067	8,390
Commodity forward contracts	11	3,000	—
Judicial deposits		10,520	8,820
Right-of-use assets	13	202,222	173,679
Taxes recoverable	10	299,228	282,903
Deferred income tax assets	24	340,909	329,082
Investments		4,486	—
Property, plant and equipment	14	236,781	196,588
Intangible assets	15	971,345	807,192
Total non-current assets		2,133,600	1,987,339

Total assets		8,348,724	7,523,984
The accompanying notes are an integral part of the consolidated financial statements.

F-5

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023

Liabilities
Current liabilities
Trade payables	17	3,844,541	2,575,701
Trade payables – Supplier finance	17 (c)	—	26,157
Lease liabilities	13	96,222	85,865
Borrowings	18	1,190,961	922,636
Agribusiness Receivables Certificates	20	918	—
Obligations to FIAGRO quota holders	19	205,088	150,018
Payables for the acquisition of subsidiaries	21	179,309	221,509
Derivative financial instruments	8	75,017	44,008
Commodity forward contracts	11	65,641	207,067
Salaries and social charges		174,665	223,376
Taxes payable		41,612	37,105
Dividends payable		6,397	1,619
Warrant liabilities	23	22,421	36,446
Liability for FPA Shares	23	168,862	—
Advances from customers	26	235,037	488,578
Other liabilities		66,495	34,388
Total current liabilities		6,373,186	5,054,473

Non-current liabilities
Trade payables	17	592	2,547
Lease liabilities	13	120,524	98,554
Borrowings	18	34,609	42,839
Agribusiness Receivables Certificates	20	404,647	—
Commodity forward contracts	11	316	—
Payables for the acquisition of subsidiaries	21	26,933	53,700
Provision for contingencies	25	14,002	8,845
Liability for FPA Shares	23	—	139,133
Other liabilities		590	223
Taxes payable		1,886	963
Deferred income tax liabilities	24	12,424	12,351
Total non-current liabilities		616,523	359,155

Equity	28

F-6

Consolidated statements of financial position As of June 30, 2024 and 2023 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Share Capital	591	591
Additional Paid-in Capital	2,109,561	2,134,339
Capital reserve	30,180	14,533
Other comprehensive loss	5,444	(28,634)
Accumulated losses	(1,023,165)	(260,710)
Equity attributable to shareholders of the Parent Company	1,122,611	1,860,119
Non-controlling interests	236,404	250,238
Total equity	1,359,015	2,110,357

Total liabilities and equity	8,348,724	7,523,984
The accompanying notes are an integral part of the consolidated financial statements.

F-7

Consolidated statements of profit or loss For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023	2022

Revenue	29	9,392,264	9,347,413	7,746,534
Cost of goods sold	30	(8,054,807)	(7,616,606)	(6,421,037)

Gross profit		1,337,457	1,730,807	1,325,497

Operating expenses
Sales, general and administrative expenses	30	(1,364,599)	(1,228,128)	(1,022,388)
Other operating (expenses) income, net	32	37,570	(275,810)	56,759
Share of profit of an associate		1,483	—	—

Operating profit		11,911	226,869	359,868

Finance Income (costs)
Finance income	31	402,066	287,927	417,733
Finance costs	31	(1,123,166)	(874,960)	(618,097)
Other financial income (costs)	31	(101,434)	(30,774)	(19,080)

(Loss) profit before income taxes		(810,623)	(390,938)	140,424

Income taxes
Current	24	14,720	37,499	(111,409)
Deferred	24	10,898	134,757	78,747

(Loss) profit for the year		(785,005)	(218,682)	107,762

Attributable to:
Equity holders of the parent		(762,455)	(260,710)	78,170
Non-controlling interests		(22,550)	42,028	29,592

F-8

Consolidated statements of profit or loss For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

(Loss) profit per share
Basic, (Loss) profit for the year attributable to net investment of the parent/ equity holders of the parent	28	(6.71)	(2.29)	0.69
Diluted, (Loss) profit for the year attributable to net investment of the parent/ equity holders of the parent	28	(6.71)	(2.29)	0.69
The accompanying notes are an integral part of the consolidated financial statements.

F-9

Consolidated statements of comprehensive income or loss For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024	2023	2022

(Loss) profit for the year	(785,005)	(218,682)	107,762
Items that may be reclassified to profit or loss in subsequent years
Exchange differences on translation of foreign operations	35,194	(30,600)	(34,263)

Total comprehensive income (loss) for the year	(749,811)	(249,282)	73,499

Attributable to:
Net investment of the parent/ equity holders of the parent	(728,377)	(289,344)	45,630
Non-controlling interests	(21,434)	40,062	27,869
The accompanying notes are an integral part of the consolidated financial statements.

F-10

Consolidated statements of changes in equity For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	Net investment of the Parent	Share Capital	Additional Paid-in Capital	Capital reserve	Accumulated losses	Other comprehensive loss	Total	Non-controlling interest	Total Equity/ Net Investment

At June 30, 2021		1,345,114	—	—	—	—	—	1,345,114	123,056	1,468,170

Capital contributions		190,003	—	—	—	—	—	190,003	12,422	202,425
Dividends paid		(131,979)						(131,979)	(1,090)	(133,069)
Acquisition of non-controlling interests		(3,257)	—	—	—	—	—	(3,257)	(31,094)	(34,351)
Acquisition of subsidiaries		6,136	—	—	—	—	—	6,136	86,917	93,053
Profit for the year		78,170	—	—	—	—	—	78,170	29,592	107,762
Foreign currency translation differences		(32,540)	—	—	—	—	—	(32,540)	(1,723)	(34,263)

At June 30, 2022		1,451,647	—	—	—	—	—	1,451,647	218,080	1,669,727

Capital contributions		60,880	—	—	—	—	—	60,880	—	60,880
Acquisition of non-controlling interests		(64,711)						(64,711)	(36,176)	(100,887)
Non-controlling dilution on capital contributions		(7,475)						(7,475)	7,475	—
Dividends paid		—	—	—	—	—	—	—	(3,485)	(3,485)
Acquisition of subsidiaries		8,809	—	—	—	—	—	8,809	14,389	23,198
Share-based payment		12,112	—	—	—	—	—	12,112	—	12,112
Profit for the year		209,310	—	—	—	—	—	209,310	54,579	263,889
Foreign currency translation differences		(27,481)	—	—	—	—	—	(27,481)	(1,007)	(28,488)

F-11

Consolidated statements of changes in equity For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Pre reorganization		1,643,091	—	—	—	—	—	1,643,091	253,855	1,896,946

Changes in parent company's net investment		(1,643,091)	514	1,464,083	12,112	209,310	(42,928)	—	—	—
SPAC merger transaction		—	77	670,256	—	—	—	670,333	—	670,333
Foreign currency translation differences		—	—	—	—	—	14,294	14,294	763	15,057
Loss for the year		—	—	—	—	(470,020)		(470,020)	(12,550)	(482,570)
Share-based payment		—	—	—	2,421	—	—	2,421	—	2,421
Acquisitions of subsidiaries		—	—	—	—	—	—	—	8,169	8,169

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

At June 30, 2023		—	591	2,134,339	14,533	(260,710)	(28,634)	1,860,119	250,238	2,110,357

Foreign currency translation differences		—	—	—	—	—	34,078	34,078	1,116	35,194
Share-based payment	28	—	—	—	15,647	—	—	15,647	—	15,647
Acquisition of subsidiaries	22	—	—	—	—	—	—	—	2,007	2,007
Other		—	—	(24,778)	—	—	—	(24,778)	5,593	(19,185)
Loss for the year		—	—	—	—	(762,455)	—	(762,455)	(22,550)	(785,005)

At June 30, 2024		—	591	2,109,561	30,180	(1,023,165)	5,444	1,122,611	236,404	1,359,015

F-12

Consolidated statements of changes in equity For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

The accompanying notes are an integral part of the consolidated financial statements.

F-13

Consolidated statements of cash flows For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Notes	2024	2023	2022

Operating activities:
(Loss) profit before income taxes		(810,623)	(390,938)	140,424
Adjustments to reconcile (loss) profit for the year to net cash flow:
Allowance for expected credit losses	30	85,824	36,769	27,393
Trade receivables write-off	30	(25,510)	(9,500)	(3,492)
Listing expense		—	319,554	—
Foreign exchange differences	31	39,847	(10,955)	1,957
Accrued interest expenses on borrowings and FIAGRO	31	367,617	342,450	97,565
Interest arising from revenue contracts	31	(360,776)	(250,337)	(407,449)
Interest on trade payables	31	675,706	502,434	496,511
(Loss) gain on derivatives	31	(35,470)	(79,375)	26,323
Interest from tax benefits	31	(18,902)	(27,153)	—
Fair value on commodity forward contracts	31	111,081	98,674	(9,200)
Gain on changes in fair value of warrants	31	(14,024)	(3,756)	—
Amortization of intangibles	30	69,764	67,928	57,607
Amortization of right-of-use assets	30	88,734	56,236	51,203
Depreciation	30	20,481	16,408	9,697
Losses and damages of inventories	30	45,969	19,127	23,339
Provisions for contingencies		5,005	5,879	(18,295)
Share-based payment	28	15,647	14,533	(11,998)
Share of profit of an associate		(1,483)	—	—
Others		(14,131)	25,197	(4,055)

Changes in operating assets and liabilities:

F-14

Consolidated statements of cash flows For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Assets
Trade receivables	(53,807)	(599,050)	23,055
Inventories	135,336	49,745	(721,602)
Advances to suppliers	(47,198)	191,138	74,542
Derivative financial instruments	59,213	83,530	(32,005)
Taxes recoverable	(61,852)	(66,345)	(41,685)
Other receivables	(309,743)	77,567	(6,765)
Liabilities
Trade payables	1,015,069	(117,567)	273,611
Advances from customers	(258,316)	106,903	(207,440)
Salaries and social charges	(53,197)	36,091	91,540
Taxes payable	14,462	(3,360)	(39,463)
Other payables	54,720	(66,050)	(2,237)

Interest paid on borrowings and FIAGRO quota holders	(264,747)	(95,739)	(7,401)
Interest paid on acquisitions of subsidiary	(8,988)	(4,875)	(14,907)
Interest paid on trade payables and lease liabilities	(644,784)	(346,749)	(360,665)
Interest received from revenue contracts	316,111	206,430	310,967
Income taxes paid/received	28,718	(76,775)	(76,546)

Net cash flows used in operating activities	165,753	108,069	(259,471)

Investing activities:
Acquisition of subsidiary, net of cash acquired	(222,962)	(157,442)	(198,305)
Additions to property, plant and equipment and intangible assets	(114,427)	(65,376)	(47,697)
Proceeds from the sale of property, plant and equipment	19,121	2,084	1,309

Net cash flows used in investing activities	(318,268)	(220,734)	(244,693)

Financing activities:

F-15

Consolidated statements of cash flows For the years ended June 30, 2024, 2023 and 2022 (In thousands of Brazilian reais - R$, except if otherwise indicated)

Proceeds from borrowings	18	2,565,490	1,449,445	615,984
Repayment of borrowings	18	(2,368,806)	(1,456,017)	(299,613)
Proceeds from Agribusiness Receivables Certificates, net of transaction cost	20	404,647	—
Payment of principal portion of lease liabilities		(85,221)	(60,570)	(45,814)
Proceeds from FIAGRO quota holders, net of transaction costs		137,496	150,018	—
Repayment of FIAGRO quota holders		(133,801)	—	—
Trade payables – Supplier finance	17(c)	(26,157)	16,569	—
Acquisition of non-controlling interests	28	(52)	(100,887)	(34,351)
Dividend payments (i)		(4,074)	(2,277)	(139,512)
Proceeds from SPAC Merger		—	391,572	—
Capital contributions		—	60,880	202,425

Net cash flows provided by financing activities		489,522	448,733	299,119

Net increase in cash equivalents		337,007	336,068	(205,045)
Net foreign exchange difference		10,034	(26,187)	—

Cash equivalents at beginning of the year		564,294	254,413	459,458

Cash equivalents at end of the year		911,335	564,294	254,413
(i) Dividend payments made to non-controlling shareholders from acquired subsidiaries.
The accompanying notes are an integral part of the consolidated financial statements.

F-16

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

1.Background information
Lavoro Limited is a Cayman Island exempted company incorporated on August 22, 2022.
Lavoro Limited is a public company listed with the US Securities and Exchange Commission (“SEC”) and its shares are traded on Nasdaq Global Select Market under ticker symbol “LVRO”.
Lavoro Limited (“Lavoro” and collectively with its subsidiaries, the “Group”) is one of the main agricultural input distribution platforms in Latin America, with relevant agricultural input distribution operations in Brazil and Colombia, and an agricultural input trading company in Uruguay. Also, as a result of a verticalization strategy, the Group produces agricultural biological and special fertilizers products through its own facilities. The Group offers farmers a complete portfolio of products and services with the goal of helping farmer customers succeed by providing multi-channel support. The Group began its operations in 2017, and expansion through M&As has always been part of Lavoro's business strategy.
As of June 30, 2024, the Group is controlled by investment funds managed by Patria Investments Limited (“Patria”), a global alternative asset manager with shares listed on NASDAQ.
(a)The SPAC Transaction
On September 14, 2022, Lavoro and TPB Acquisition Corporation I (“TPB Acquisition Corp.”), a special purpose acquisition company sponsored by The Production Board LLC, signed an agreement pursuant to which they entered into a definitive business combination agreement (the “Business Combination Agreement”) that resulted in Lavoro becoming a U.S. publicly listed company on the NASDAQ Global Market.
The SPAC Transaction was approved at an extraordinary general meeting of TPB Acquisition Corp’s shareholders on February 22, 2023.
On February 28, 2023, as a result of the SPAC Transaction Lavoro and TPB Acquisition Corp consummated a corporate reorganization, as further explained below, pursuant to which (i) Lavoro Agro Limited’s shareholders contributed their shares in Lavoro Agro Limited to Lavoro in exchange of Lavoro’s shares at a pre-determined exchange ratio, becoming Lavoro’s controlling shareholders (ii) TPB

F-17

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Acquisition Corp’s shareholders contributed the net assets of TPB Acquisition Corp, which primarily consisted of cash and marketable securities held in the trust account and certain public and private warrants liabilities in exchange of Lavoro’s shares, becoming Lavoro’s non-controlling shareholders.
See Note 23 for further information.
(b)Corporate reorganizations
The Group’s operations include the operations of the following entities (i) Lavoro Agro Holding S.A. and its subsidiaries (“Lavoro Holding”) which was incorporated in 2017 and is domiciled in the city of São Paulo, Brazil, (ii) Crop Care Holding S.A., and its subsidiaries (“Crop Care”) which was incorporated in 2018 and is domiciled in the city of São Paulo, Brazil and (iii) Lavoro Colombia S.A.S. and its subsidiaries (“Lavoro Colombia”) which was incorporated in 2021 and is domiciled in the city of Bogotá, Colombia.
In January 2023, as part of the SPAC Transaction a corporate reorganization was completed whereby Lavoro Brazil, Crop Care and Lavoro Colombia were contributed to, and became subsidiaries of Lavoro Agro Limited, a Cayman Islands exempted company with limited liability which was incorporated on November 21, 2021, to become the holding company of all the operations of the Group.
As mentioned above, following the consummation of the SPAC Transaction Lavoro became the parent company of Lavoro Agro Limited and the holding company of all the operations of the Group.
(c)The Group’s business
The Group initiated its operations in 2017 and has expanded mainly through mergers and acquisitions in the distribution of agricultural inputs such as crop protection products, fertilizers, seeds and specialty inputs (foliar fertilizers, biologicals, adjuvants and organominerals) and its production through its proprietary portfolio of products under the crop care segment.
Through Crop Care, the Group operates as an importer of post-patent agricultural inputs and producer of specialties products through its own factories’ manufacturing plants. The inputs produced are delivered through the Group’s own distribution channels and by means of direct sales to customers.
The Group operates in Brazil, Colombia and Uruguay in the agricultural input distribution market through its own stores and sells agricultural inputs and products, in particular fertilizers, seeds and pesticides, and an early stage

F-18

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

agricultural input company in Ecuador. The Group’s customers are rural producers that operate in the production of cereals, mainly soybeans and corn, in addition to cotton, citrus and fruit and vegetable crops, among others.
(d)Seasonality
Agribusiness is subject to seasonality throughout the year, especially due to the crop cycles that depend on specific weather conditions. Operations, especially in Brazil, have unique weather conditions compared to other countries producing agricultural commodities, making it possible to harvest two to three crops in the same area per year. Thus, considering that the activities of the Group’s customers are directly related to crop cycles, which are seasonal in nature, revenues and cash flows from sales may also be substantially seasonal.
The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Demand for our products is typically strongest between October and December, with a second period of strong demand between January and March. The seasonality of agricultural inputs results in our sales volumes and net sales typically being the highest during the period between September to February and our working capital and total debt requirements typically being the highest just after the end of this period.
(e)Other relevant events
•Acquisitions
The Group concluded business acquisitions during the year ended June, 30, 2024, for which the total consideration was R$151,985 including cash, amounts payable and installments. These acquisitions are further described in Note 22.
2.    Significant accounting policies
(a)Basis for preparation of consolidated financial statements - Predecessor method
Lavoro became the Group’s legal holding company through the corporate reorganization described in Note 1 (b). Such corporate reorganization was recorded at book value since it is a transaction under common control.

F-19

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Under IFRS there is no specific guidance applicable to business combinations of entities under common control, as IFRS 3, excludes business combinations between such entities from its scope.
Due to the lack of specific guidance the Group has established an accounting policy as required by IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors. In doing so, the Group considered guidance of other standards-setting bodies that use a similar conceptual framework to develop accounting standards as well as the accounting practices of entities subject to those standards such as the United States of America and the United Kingdom.
As a result, the Group accounted for the corporate reorganizations using the predecessor method of accounting, and the consolidated financial statements are presented “as if” the historical consolidated operations of Lavoro Brazil, Crop Care and Lavoro Colombia were the predecessor of Lavoro. Under the predecessor method, the historical operations of the Group prior to the corporate reorganizations are deemed to be those of Lavoro. Thus, these consolidated financial statements reflect:
•the historical operating results and financial position of Lavoro Brazil, Crop Care and Lavoro Colombia on a combined basis prior to the corporate reorganizations
•the assets and liabilities of Lavoro Brazil, Crop Care and Lavoro Colombia at their historical cost; and
•Lavoro’s earnings per share: the number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for the purposes of calculating earnings per share in all prior years presented.
The consolidated financial statements as of June 30, 2024, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).
The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Executive Management consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

F-20

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The consolidated financial statements have been prepared under the historical cost basis, except for financial assets and financial liabilities (including commodity forward contracts and derivative instruments) at fair value through profit or loss.
The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Group’s functional and presentation currency. All amounts are rounded to the nearest thousand (R$000), except when otherwise indicated.
On October 31, 2024, the issuance of the consolidated financial statements was approved by the Group’s Board of Directors.
(b)Significant accounting judgments, estimates and assumptions
Use of critical accounting estimates and judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, income and expenses. These estimates are based on management’s experience and knowledge, information available at the reporting date and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Any changes in facts and circumstances may lead to a revision of these estimates. Actual results could differ from these estimates.
The estimates and assumptions are revised on an ongoing basis. Revisions to estimates are recognized on a forward-looking basis. The significant estimates and judgments applied by the Group in the preparation of these consolidated financial statements are presented in the following notes:

Note	Significant estimates and judgments
11	Commodity forward contract
16	Impairment testing of non-financial assets
22	Business combination
23	SPAC Transaction
24	Deferred income taxes recoverability
(c)Basis of combination/consolidation procedures
Lavoro’s fiscal year end is June 30. The consolidated financial statements are prepared for the same reporting periods, using consistent accounting policies.

F-21

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

All unrealized intra-group and intercompany balances, transactions, gains and losses relating to transactions between group companies were eliminated in full.
The consolidated financial statements include the following subsidiaries of Lavoro Limited:

Equity interest
Name	Core activities	Location	2024	2023	2022
Corporate:
Lavoro Agro Limited (iii)	Holding	George Town – Cayman Island	100%	100%	— %
Lavoro America Inc. (iii)	Holding	California - USA	100%	100%	— %
Lavoro Merger Sub II Limited(iii)	Holding	George Town – Cayman Island	100%	100%	— %
Lavoro Agro Cayman II(iii)	Holding	George Town – Cayman Island	100%	100%	— %
Lavoro Latam SL(iii)	Holding	Madrid - Spain	100%	100%	— %
Lavoro Uruguay S.A. (formerly Malinas SA) (iii)	Holding	Montevideu – Uruguay	100%	100%	— %
Lavoro Brazil:
Lavoro Agro Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Lavoro Agrocomercial S.A. (ii)	Distributor of agricultural inputs	Rondonópolis – Brazil	97.43%	97.42%	97.42%
Agrocontato Comércio e Representações de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Sinop – Brazil	97.43%	97.42%	97.42%
PCO Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%	97.42%
Agrovenci Distribuidora de Insumos Agrícolas Ltda. (MS) (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%	86.22%
Produtiva Agronegócios Comércio e Representação Ltda.	Distributor of agricultural inputs	Paracatu – Brazil	87.40%	87.40%	87.40%
Facirolli Comércio e Representação S.A. (Agrozap)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%	62.61%
Agrovenci Comércio, Importação, Exportação e Agropecuária Ltda. (ii)	Distributor of agricultural inputs	Campo Verde – Brazil	97.43%	97.42%	97.42%

F-22

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Central Agrícola Rural Distribuidora de Defensivos Ltda. (ii)	Distributor of agricultural inputs	Vilhena – Brazil	97.43%	97.42%	97.42%
Distribuidora Pitangueiras de Produtos Agropecuários S.A. (ii)	Distributor of agricultural inputs	Ponta Grossa – Brazil	93.60%	93.11%	86.22%
Produtec Comércio e Representações S.A.	Distributor of agricultural inputs	Cristalina – Brazil	87.40%	87.40%	87.40%
Qualiciclo Agrícola S.A. (ii)	Distributor of agricultural inputs	Limeira – Brazil	72.17%	66.75%	61%
Desempar Participações Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Denorpi Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Deragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Desempar Tecnologia Ltda. (ii)	Holding	Palmeira – Brazil	93.60%	93.11%	86.20%
Futuragro Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Plenafértil Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Realce Distribuidora de Insumos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Palmeira – Brazil	93.60%	93.11%	86.20%
Cultivar Agrícola Comércio, Importação e Exportação S.A. (ii)	Distributor of agricultural inputs	Chapadão do Sul – Brazil	93.60%	93.11%	63.47%
América Insumos Agrícolas Ltda.(iv)	Distributor of agricultural inputs	Sorriso – Brazil	— %	— %	97.42%
Integra Soluções Agrícolas Ltda. (v)	Distributor of agricultural inputs	Catalão – Brazil	— %	— %	87.40%
Nova Geração Comércio e Produtos Agrícolas Ltda. (ii)	Distributor of agricultural inputs	Pinhalzinho – Brazil	72.17%	66.75%	61%

F-23

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Floema Soluções Nutricionais de Cultivos Ltda. (i)	Distributor of agricultural inputs	Uberaba – Brazil	62.61%	62.61%	— %
Casa Trevo Participações S.A. (ii) (i)	Holding	Nova Prata – Brazil	79.56%	79.14%	— %
Casa Trevo Comercial Agrícola Ltda. (ii) (i)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%	— %
CATR Comercial AgrícolaLtda. (ii) (i)	Distributor of agricultural inputs	Nova Prata – Brazil	79.56%	79.14%	— %
Sollo Sul Insumos Agrícolas Ltda. (ii) (i)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%	— %
Dissul Insumos Agrícolas Ltda. (ii) (i)	Distributor of agricultural inputs	Pato Branco – Brazil	93.60%	93.11%	— %
Referência Agroinsumos Ltda. (i) (ii)	Distributor of agricultural inputs	Dom Pedrito - Brazil	65.52%	— %	— %
Lavoro Agro Fundo de Investimento nas Cadeias Produtivas Agroindustriais (vi)	FIAGRO	São Paulo – Brazil	5%	5%	— %
Perterra Trading S.A.	Private label products	Montevideu - Uruguay	93.60%	100%	100%
CORAM - Comércio e Representações Agrícolas Ltda. (i)	Distributor of agricultural inputs	São Paulo – Brazil	72.17%	— %	— %
Lavoro Colômbia:
Lavoro Colombia S.A.S.	Holding	Bogota – Colombia	94.90%	94.90%	94.90%
Crop Care Colombia	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agricultura y Servicios S.A.S.	Distributor of agricultural inputs	Ginebra - Colombia	94.90%	94.90%	94.90%
Grupo Cenagro S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%
Cenagral S.A.S.	Distributor of agricultural inputs	Yumbo – Colombia	94.90%	94.90%	94.90%

F-24

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Grupo Gral S.A.S.	Distributor of agricultural inputs	Bogota - Colombia	94.90%	94.90%	94.90%
Agrointegral Andina S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Servigral Praderas S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Agroquímicos para la Agricultura Colombiana S.A.S.	Distributor of agricultural inputs	Bogota – Colombia	94.90%	94.90%	94.90%
Provecampo S.A.S. (i)	Distributor of agricultural inputs	Envigado – Colombia	94.90%	94.90%	— %
Agrointegral Andina S.A.S. (vii)	Distributor of agricultural inputs	Quito – Ecuador	100%	— %	— %
Crop Care:
Crop Care Holding S.A.	Holding	São Paulo – Brazil	100%	100%	100%
Perterra Insumos Agropecuários S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Araci Administradora de Bens S.A.	Private label products	São Paulo – Brazil	100%	100%	100%
Union Agro S.A.	Private label products	Pederneiras – Brazil	73%	73%	73%
Agrobiológica Sustentabilidade S.A.	Private label products	São Paulo – Brazil	65.13%	65.13%	65.13%
Agrobiológica Soluções Naturais Ltda.	Private label products	Leme – Brazil	65.13%	65.13%	65.13%
Cromo Indústria Química LTDA. (i)	Private label products	Estrela - Brasil	70%	70%	— %
Fundo Agrobiológico de Investimento em Direitos Creditórios (FIDC) (viii)	FIAGRO	São Paulo – Brazil	28.31%	— %	— %
(i)See note 22 of Acquisitions of subsidiaries.
(ii)Variations in equity interests are a result of capital contributions made between subsidiaries.
(iii)Refers to entities of the reorganization, see note 1.b.
(iv)América Insumos Agrícolas Ltda. was merged with another entity within the Group in November 2022.
(v)Integra Soluções Agrícolas Ltda. was merged with another entity within the Group in May 2023.
(vi)Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais - Direitos Creditórios was incorporated in July 2022. (see Note 19).
(vii)On February 2024, the Group incorporated the Agrointegral Andina S.A.S.
(viii)Fundo Agrobiológico de Investimento em Direitos Creditórios (FIDC) was incorporated in December 2023.

F-25

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Additionally, the consolidated financial statements include the following non-consolidated affiliate company:

			Equity interest
Name	Core activities	Location	2024	2023	2022
Gestão e Transformação Consultoria S.A.	Consulting	São Paulo – Brazil	40%	40%	40%

3.Summary of significant accounting policies
The significant accounting policies applied in the preparation of the consolidated financial statements have been included in the related explanatory notes and are consistent in all reporting years.
(a)New accounting standards, interpretations and amendments adopted starting July 1, 2023:
The following new accounting standards, interpretations and amendments were adopted starting July 1, 2023:
•IFRS 17 Insurance Contracts;
•Definition of Accounting Estimates – Amendments to IAS 8;
•Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2;
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12;
•International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12
Additionally, the new standards and interpretations did not have a material effect on the consolidated financial statements.
(b)New accounting standards, interpretations and amendments issued but not yet effective
Some accounting standards and interpretations have been issued, but are not yet effective.
The Group has not early adopted any of these standards and does not expect these standards to have a material impact on the financial statements in subsequent periods.

F-26

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

New and amended standards and interpretations issued, but not yet effective up to the date of the issuance of the Group’s consolidated financial statements are as follows:
•Amendments to IAS 1: Classification of Liabilities as Current or Noncurrent;
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangemets ;
•Amendments to IAS 21: Lack of exchangeability.
The Group intends to adopt these new standards, amendments and interpretations, if applicable, when they become effective; and the Group does not expect them to have a material impact on the financial statements.
(c)Foreign currency
(i) Functional currency and presentation
The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s functional currency.
The Group determines the functional currency of each of the consolidated entities. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Group’s entities is the Brazilian real. (Brazil Ag Retail and Crop Care – see Note 5), except for the companies in Colombia, whose functional currency is the Colombian peso (COP$).
For consolidation, the operations in Colombia are translated into Brazilian reais, as follows:
(i)Assets and liabilities are translated into Reais at the closing exchange as of the reporting date;
(ii)Profit or loss items are translated at the average monthly exchange rate; and
(iii)Exchange differences arising on translation are recognized in other comprehensive income.
On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange as of the reporting date.

F-27

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(ii) Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange as of the reporting date. Differences arising on settlement or translation of monetary items are recognized in the statements of profit or loss.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).
(d)Current versus non-current classification
The Group presents assets and liabilities in the statements of financial position based on current/non-current classification. An asset is current when it is:
•Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•Held primarily for the purpose of trading;
•Expected to be realized within twelve months after the reporting period; or
•Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
•It is expected to be settled in the normal operating cycle;
•It is held primarily for the purpose of trading;
•It is due to be settled within twelve months after the reporting period; or

F-28

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

•There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.
The Group classifies all other liabilities as non-current. Deferred income tax assets and liabilities are classified as non-current assets and liabilities.

F-29

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

4.    Segment information
(a)Reportable segments by management
The chief operating decision-maker of the Group (the “CODM”) is the Executive Management which is responsible for allocating resources among operating segments, assessing their performance and making strategic decisions.
The determination of the reportable segments is based on internal reports reviewed by the CODM, which include considerations in relation to risks and returns, organizational structure, etc. Certain expenses across segments are allocated based on reasonable allocation criteria, such as revenues or historical trends.
The Group’s reportable segments are the following:
•Brazil Ag Retail (formerly Brazil Cluster): comprising companies located in Brazil that sell agricultural inputs;
•LATAM Ag Retail (formerly LATAM Cluster): comprising companies located in Colombia that sell agricultural inputs;
•Crop Care (formerly Crop Care Cluster): comprising companies that produce and import their own portfolio of proprietary products including off-patent crop protection and specialty products (e.g., biologicals and specialty fertilizers).
(b)Reclassification between reportable segments and corporate
For the year ended 2024, the Company revisited the information used by the CODM to reclassify amounts related to corporate expenses incurred by the holding company and not directly related to any operating segment. Previously the Group only considered as corporate expenses the balances of Lavoro Limited. The comparative information has been retroactively adjusted for comparison purposes.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)Financial information by segment
Segment assets and liabilities as of June 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	856,307	18,482	25,541	900,330	11,005	—	911,335
Trade receivables	2,205,098	442,998	444,607	3,092,703	—	(266,904)	2,825,799
Inventories	1,437,340	220,598	191,211	1,849,149	—	(68,902)	1,780,247
Advances to suppliers	230,645	2,034	13,974	246,653	—	—	246,653

Total assets	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724

Certain liabilities
Trade payables	3,619,930	368,883	137,323	4,126,136	1,241	(282,244)	3,845,133
Borrowings	647,193	114,312	448,725	1,210,230	—	15,340	1,225,570
Advances from customers	233,373	841	823	235,037	—	—	235,037

Total liabilities and equity	6,798,008	814,472	1,132,646	8,745,126	1,379,143	(1,775,545)	8,348,724
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil segment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2024:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated

Revenue	7,869,843	1,190,549	749,197	9,809,589	—	(417,325)	9,392,264
Cost of goods sold	(6,959,693)	(1,006,376)	(470,770)	(8,436,839)	—	382,032	(8,054,807)
Sales, general and administrative expenses (iii)	(841,008)	(140,643)	(201,017)	(1,182,668)	(181,931)	—	(1,364,599)
Share of profit of an associate	2,776	—	(618)	2,158	(675)		1,483
Other operating income, net	48,148	2,238	9,711	60,097	(22,527)	—	37,570
Financial (costs) income	(760,006)	(26,535)	(57,069)	(843,610)	21,076	—	(822,534)
Income taxes	39,061	(8,326)	(15,847)	14,888	—	10,730	25,618

Profit (loss) for the year	(600,879)	10,907	13,587	(576,385)	(184,057)	(24,563)	(785,005)

Depreciation and amortization	(124,909)	(11,336)	(20,390)	(156,635)	(23,324)	—	(179,959)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses and Cost of goods sold includes depreciation and amortization.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Segment assets and liabilities as of June 30, 2023:

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Consolidated
Certain assets
Cash equivalents	207,744	22,003	95,585	325,332	238,962	—	564,294
Trade receivables	2,194,853	343,745	242,391	2,780,989	—	(72,449)	2,708,540
Inventories	1,547,384	202,239	151,289	1,900,912	—	(32,708)	1,868,204
Advances to suppliers	176,831	2,266	13,088	192,185	—	(66)	192,119

Total assets	5,926,380	683,894	680,294	7,290,568	449,779	(216,363)	7,523,984

Certain liabilities
Trade payables	2,304,043	309,828	46,506	2,660,377	455	(56,427)	2,604,405
Borrowings	824,868	71,562	69,045	965,475	—	—	965,475
Advances from customers	478,313	7,020	3,245	488,578	—	—	488,578

Total liabilities and equity	5,926,380	683,894	680,294	7,290,568	449,779	(216,361)	7,523,984
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Transactions between the Crop Care segment and the Brazil Segment.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2023 (Reclassified):

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Combined

Revenue	7,829,305	1,206,341	632,819	9,668,465	—	(321,052)	9,347,413
Cost of goods sold	(6,543,315)	(1,009,721)	(351,914)	(7,904,950)	—	288,344	(7,616,606)
Sales, general and administrative expenses (iii)	(741,925)	(120,936)	(150,793)	(1,013,654)	(214,474)	—	(1,228,128)
Other operating income, net	48,135	(1,640)	1,512	48,007	(323,817)	—	(275,810)
Financial (costs) income	(525,056)	(15,371)	(48,415)	(588,842)	(28,965)	—	(617,807)
Income taxes	208,331	(22,263)	(24,932)	161,136	—	11,120	172,256

Profit for the year	275,475	36,410	58,277	370,162	(567,256)	(21,588)	(218,682)

Depreciation and amortization	(121,968)	(11,792)	(13,555)	(147,315)	(20,171)	—	(167,486)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include depreciation and amortization.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Statement of profit or loss data for the year ended June 30, 2022 (Reclassified):

Description	Brazil Ag Retail	LATAM Ag Retail	Crop Care	Total reportable segments	Corporate (i)	Eliminations between segments (ii)	Combined

Revenue	6,351,223	1,166,415	332,239	7,849,877	—	(103,343)	7,746,534
Cost of goods sold	(5,336,991)	(975,756)	(211,633)	(6,524,380)	—	103,343	(6,421,037)
Sales, general and administrative expenses (iii)	(685,904)	(120,902)	(91,324)	(898,130)	(124,258)	—	(1,022,388)
Other operating income, net	42,608	(6,081)	20,232	56,759	—	—	56,759
Financial (costs) income	(217,277)	(9,639)	7,472	(219,444)	—	—	(219,444)
Income taxes	3,973	(20,865)	(15,770)	(32,662)	—	—	(32,662)

Profit for the year	157,632	33,172	41,216	232,020	(124,258)	—	107,762

Depreciation and amortization	(112,112)	(11,295)	(6,543)	(129,950)	(15,563)	—	(145,513)
(i)Corporate items refer to balances and expenses with certain corporate demands not directly related to any operating segment.
(ii)Sales between the Crop Care segment and the Brazil segment.
(iii)Sales, general and administrative expenses include Depreciation and amortization.
Revenues from external customers for each product and service are disclosed in Note 29. Further breakdown in relation to products and services provided by the Group is not available and such information cannot be produced without unreasonable effort.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

5.    Cash equivalents
Accounting policy
Cash equivalents are comprised of short-term highly liquid investments with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

	Annual yield	2024	2023

Cash equivalents (R$)	65% to 110% CDI (i)	881,848	304,292
Cash equivalents (COP)	11.94% DTF(ii)	18,482	22,003
Cash equivalents (US$)	3.81% a year (iii)	11,005	237,999

Total cash equivalents		911,335	564,294
(i)Represents the Brazilian interbank deposit rate, which is an average of the overnight interbank rates in Brazil (the "CDI").
(ii)Colombian investment rate, which is an average of interbank and corporate finance ("DTF").
(iii)Average annualized yield obtained in the last year from overseas bank accounts.
6.    Trade receivables
Accounting policy
Trade receivables correspond to amounts receivable from customers for the sale of goods or services in the ordinary course of the Group’s business.

F-36

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 7.

	2024	2023

Trade receivables (Brazil)	2,605,012	2,525,845
Trade receivables (Colombia)	488,415	370,767
(-) Allowance for expected credit losses	(267,628)	(188,072)

Total	2,825,799	2,708,540

Current	2,769,757	2,667,057
Non-current	56,042	41,483
The average effective interest rate used to discount trade receivables for the year ended June 30, 2024 was 0.90% per month (0.96% as of June 30, 2023). The Group does not have any customer that represents more than 10% of its trade receivables or revenues.
As of June 30, 2024, the Group also transferred trade receivables to the FIAGRO (Agro-industrial Supply Chain Investment Fund), a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables, in the amount of R$127,421 (R$167,278 on June 30, 2023).
As the Group has retained the risks and rewards of ownership, these amounts were not derecognized from trade receivables. Consequently, the liability resulting from these operations is recorded as obligations to FIAGRO quota holders.

F-37

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Allowance for expected credit losses:

	2024	2023	2022

Opening balance as of June	(188,072)	(151,114)	(111,969)
Increase in allowance	(85,824)	(36,769)	(27,393)
Allowance for credit losses from acquisitions	(15,314)	(11,702)	(16,274)
Trade receivables write-off	25,510	9,500	3,492
Exchange rate translation adjustment	(3,928)	2,013	1,030

Ending balance (i)	(267,628)	(188,072)	(151,114)
(i)The credit risk of the Group is described in note 8.b.
The aging analysis of trade receivables is as follow:

	2024	2023

Not past due	1,576,604	2,089,543

Overdue
1 to 60 days	284,637	166,601
61 to 180 days	746,362	362,914
181 to 360 days	141,770	59,867
361 to 720 days	200,219	120,747
Over 720 days	143,835	96,940
Allowance for expected credit losses	(267,628)	(188,072)

	2,825,799	2,708,540

F-38

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

7.    Financial instruments
Accounting policy
Initial recognition and measurement
(i)Financial assets
Financial assets are classified, at initial recognition, and subsequently measured at amortized cost or fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.
Subsequent measurement
For purposes of subsequent measurement, Group’s financial assets are classified in following categories:
•Financial assets at amortized cost
•Financial assets at fair value through profit or loss

F-39

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognized in the statements of profit or loss.
Derecognition
A financial asset is primarily derecognized when the rights to receive cash flows from the asset have expired.
Impairment
The Group recognizes an allowance for expected credit losses for trade receivables, which is the only debt instrument not held at fair value through profit or loss.
(ii)Financial liabilities:
The Group classifies its financial liabilities in the following categories: (i) measured at amortized cost and (ii) fair value through profit or loss. Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Financial liabilities are derecognized when contractual obligations are withdrawn, canceled, or expired. The difference between the extinguished book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the statement of income.
The Group’s financial instruments were classified according to the following categories:

	2024
	Amortized cost	Fair value through profit or loss
Assets:
Restricted cash	168,862

F-40

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Trade receivables	2,825,799
Derivative financial instruments		47,677
Commodity forward contracts		140,660

Total	2,994,661	188,337

Liabilities:
Trade payables	3,845,133
Lease liabilities	216,746
Borrowings	1,225,570
Agribusiness Receivables Certificates	405,565
Obligations to FIAGRO quota holders	205,088
Payables for the acquisition of subsidiaries	206,242
Derivative financial instruments		75,017
Commodity forward contracts		65,957
Salaries and social charges	174,665
Dividends payable	6,397
Warrant liabilities		22,421
Liability for FPA Shares	168,862

Total	6,454,268	163,395

F-41

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2023
	Amortized cost	Fair value through profit or loss
Assets:
Trade receivables	2,708,540	—
Derivative financial instruments	—	40,410
Commodity forward contracts	—	114,861
Restricted cash	139,202	—

Total	2,847,742	155,271

Liabilities:
Trade payables	2,578,248	—
Lease liabilities	184,419	—
Borrowings	965,475	—
Obligations to FIAGRO quota holders	150,018	—
Payables for the acquisition of subsidiaries	275,209	—
Derivative financial instruments	—	44,008
Commodity forward contracts	—	207,067
Salaries and social charges	223,376	—
Dividends payable	1,619	—
Warrant liabilities	—	36,446
Liability for FPA Shares	139,133	—

Total	4,517,497	287,521

F-42

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group considers that assets and liabilities measured at amortized cost, have a carrying value approximate to their fair value and, therefore, information on their fair values is not presented.
(a)Hierarchy of fair value
The Group uses various methods to measure and determine fair value (including market approaches and income or cost approaches) and to estimate the value that market participants would use to price the asset or liabilities. Financial assets and liabilities carried at fair value are classified and disclosed within the following fair value hierarchy levels:
Level 1 - Quoted prices (unadjusted) in active, liquid and visible markets, for identical assets and liabilities that are readily available at the measurement date;
Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and
Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
All financial instruments accounted for at fair value are classified as level 2, except for the Warrant liability which is classified as level 1. On June 30, 2024 and June 30, 2023, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.
8.    Financial and capital risk management
(a)Considerations on risk factors that may affect the business of the Group
The Group is exposed to several market risk factors that might impact its business. The Group’s board of directors is responsible for monitoring these risk factors, as well as establishing policies and procedures to address them. The Group’s risk management structure considers the size and complexity of its activities, which allows for a better understanding of how such risks could impact Group’s strategy through committees and other internal meetings.

F-43

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Currently, the Group is focused on action plans relating to risks that could have a significant impact on its strategic goals, including those required by applicable regulations. To efficiently manage and mitigate these risks, its risk management structure conducts risk identification and assessments to prioritize the risks that are key to pursuing potential opportunities that may prevent value from being created or that may compromise existing value, with the possibility of impacting its results, capital, liquidity, customer relationships and/or reputation.
The Group’s risk management strategies were developed to mitigate and/or reduce the financial market risks which it is exposed to, which are as follows:
•credit risk
•liquidity risk
•capital risk
•interest rate risk
•exchange rate risk
•commodity price risk in barter transactions
(b)Credit risk
Credit risk is the risk of financial losses if a customer or a counterparty to a financial instrument fails to fulfill its contractual obligations, which arise mainly from the Group’s trade receivables. The Group maintains short-term investments and derivatives with financial institutions approved by its management according to objective criteria for diversification of such risk.
The Group seeks to mitigate its credit risk related to trade receivables by setting forth credit limits for each counterparty based on the analysis of its credit management process. Such credit exposure determination is performed considering the qualitative and quantitative information of each counterparty. The Group also focuses on the diversification of its portfolio and monitors different solvency and liquidity indicators of its counterparties. In addition, primarily for receivables in installments, the Group monitors the balance of allowances for expected credit losses. (see Note 6).
The main strategies on credit risks management are listed below:
•creating credit approval policies and procedures for new and existing customers.
•extending credit to qualified customers through a review of credit agency reports, financial statements and/or credit references, when available.

F-44

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

•reviewing existing customer accounts every twelve months based on the credit limit amounts.
•evaluating customer and regional risks.
•obtaining guarantees through the endorsement of rural producer notes (“CPR”), which give physical ownership of the relevant agricultural goods in the event of the customer’s default.
•establishing credit approval for suppliers in case of payments in advance.
•setting up provisions using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are categorized based on the number of overdue days and/or a customer’s credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical losses. Receivables are considered to be in default and are written off against the allowance for credit losses when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.
•requiring minimum acceptable counterparty credit ratings from financial counterparties.
•setting limits for counterparties or credit exposure; and
•developing relationships with investment-grade counterparties.
The current credit policy sets forth credit limits for customers based on credit score analysis made by the Group’s credit management area. Such score is determined considering the qualitative and quantitative information related to each customer, resulting in a rating classification and a level of requirement of guarantees as follows:

			% Of guarantees required on sales
Credit rating	% Customers	Risk classification	Medium-sized farmers (i)	Other
AA & A	24%	Very small	80-90%	0%
B	49%	Medium	100%	30%
C & D	15%	High	100%	60%
Simplified	12%	Small farmers	N/A	N/A
(i)Medium-sized farmers ranging between 100 and 10,000 hectares in planted acreage that are typically not serviced directly by agricultural input suppliers.
For Colombia there is a similar credit scoring process, however, guarantees are not required based on credit ratings but instead based on qualitative factors such as relationships and past experiences with customers.

F-45

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Maximum exposure to credit risk as of June 30, 2024 and June 30, 2023:

	2024	2023

Trade receivables (current and non-current)	2,825,799	2,708,539
Advances to suppliers	246,653	192,119

	3,072,452	2,900,658
(c)Liquidity risk
The Group defines liquidity risk as the risk of financial losses if it is unable to comply with its payment obligations in connection with financial liabilities settled in cash or other financial assets in a timely manner as they become due. The Group’s approach to managing this risk is to ensure that it has sufficient cash available to settle its obligations without incurring losses or affecting the operations. Management is ultimately responsible for managing liquidity risk, which relies on a liquidity risk management model to manage funding requirements and liquidity in the short, medium and long term.
The Group’s cash position is monitored by its senior management, through management reports and periodic performance meetings. The Group also manages its liquidity risk by maintaining reserves, bank credit facilities and other borrowing facilities deemed appropriate, through ongoing monitoring of forecast and actual cash flows, as well as through the combination of maturity profiles of financial assets and liabilities.

F-46

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The following maturity analysis of the Group’s financial liabilities and gross settled derivative financial instruments contracts (for which the cash flows are settled simultaneously) is based on expected undiscounted contractual cash flows from the year end date to the contractual maturity date:

	June 30, 2024
	Up to 1 year	From 1 to 5 years	Total

Trade payables	3,947,367	592	3,947,959
Lease liabilities	106,229	133,059	239,288
Borrowings	1,314,821	38,208	1,353,029
Obligations to FIAGRO quota holders	226,417	—	226,417
Agribusiness Receivables Certificates	1,013	446,730	447,743
Payables for the acquisition of subsidiaries	186,661	28,037	214,698
Commodity forward contracts	68,333	329	68,662
Derivative financial instruments	78,092	—	78,092
Salaries and social charges	181,826	—	181,826
Dividends payable	6,659	—	6,659
Warrant liabilities	22,421	—	22,421
Liability for FPA Shares	168,862	—	168,862

	6,308,701	646,955	6,955,656

F-47

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	June 30, 2023
	Up to 1 year	From 1 to 5 years	Total

Trade payables	2,765,354	2,547	2,767,901
Lease liabilities	91,419	111,304	202,723
Borrowings	982,318	48,382	1,030,700
Obligations to FIAGRO quota holders	159,722	—	159,722
Payables for the acquisition of subsidiaries	224,689	55,242	279,931
Commodity forward contracts	210,040	—	210,040
Derivative financial instruments	44,639	—	44,639
Salaries and social charges	226,583	—	226,583
Dividends payable	1,642	—	1,642
Warrant liabilities	36,446	—	36,446
Liability for FPA Shares	—	139,133	139,133

	4,742,852	356,608	5,099,460
(d)Capital risk
The Group's capital management objective is to ensure that it maintains healthy leverage levels and access to capital to support its ongoing operations. The Group manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Group monitors capital using the net debt/Adjusted EBITDA ratio.
The Group did not make any changes to its approach to capital management during the year.
(i)Interest rate risk

F-48

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Fluctuations in interest rates, such as the Brazilian interbank deposit rate, which is an average of interbank overnight rates in Brazil, and Colombian investment rate, which is an average of interbank and financial corporation loans, may have an effect on the cost of the Group’s borrowings and new borrowings.
The Group periodically monitors the effects of market changes in interest rates on its financial instruments portfolio. Funds raised by the Group are used to finance working capital for each crop season and are typically raised at short term conditions.
As of June 30, 2024 and 2023, the Group had no derivative financial instruments used to mitigate interest rate risks.
(i)Sensitivity analysis – exposure to interest rates
To mitigate its exposure to interest rate risk, the Group uses different scenarios to evaluate the sensitivity of variations transactions impacted by the CDI Rate and IBR Rate. The Scenario 1 represents the impact on booked amounts considering the most current (September 2024) CDI Rate and IBR Rate and reflects management’s best estimates. The Scenario 2 and Scenario 3 consider an increase of 25% and 50% in such market interest rates, before taxes, which represents a significant change in the probable scenario for sensitivity purposes.
The following table sets forth the potential impacts on the statements of profit or loss:

	June 30, 2024
		Expense on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Floating rate borrowings in Brazil	CDI Rate (10.65%)	131,304	156,103	180,901
Floating rate borrowings in Colombia	IBR Rate (10.75%)	15,874	18,947	22,020
Floating rate Agribusiness Receivables Certificates	CDI Rate (10.65%)	57,610	68,409	79,207

		204,788	243,459	282,128
(ii)Exchange rate risk

F-49

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group is exposed to foreign exchange risk arising from its operations related to agricultural inputs, mainly related to the U.S. dollar, which significantly impacts global prices of agricultural inputs in general. Although all purchases and sales are conducted locally, certain purchase and sales contracts are indexed to the U.S. dollar.
The Group’s current commercial department seeks to reduce this exposure. Its marketing department is responsible for managing pricing tables and commercial strategies to seek a natural hedge between purchases and sales and to match currency and terms to the greatest extent possible.
The Group’s corporate treasury department is responsible for monitoring the forecasted cash flow exposure to the U.S. dollar, and whenever any mismatches as to terms and currencies are identified, non-deliverable forwards derivative financial instruments are purchased to offset these exposures, and therefore fulfill internal policy requirements. U.S. dollar exposure is managed by macro hedging through the analysis of the forecasted cash flow for the next two harvests. The Group may not have any leveraged derivative position.
The Group’s exchange rate exposure monitoring committee meets periodically across the commercial, treasury and corporate business departments. There are also committees on purchase valuation and business intelligence for the main goods traded by the Group.
The Group does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of profit or loss, as disclosed in Note 31.
(i)Sensitivity analysis – exposure to exchange rates
To gauge its exposure to exchange rate risk, the Group uses different scenarios to evaluate its asset and liability positions in foreign currency and their potential effects on its results.
The Scenario 1 below represents the impact on carrying amounts of the most current (September 2024) market rates for the U.S. dollar (R$5.4481 to US$1.00). This analysis assumes that all other variables, particularly interest rates, remain constant. The Scenario 2 and Scenario 3 consider the devaluation of the Brazilian real against the US dollar at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.

F-50

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The following table set forth the potential impacts on the statements of profit or loss:

	2024
		Effect on profit or loss
	Current Index	Scenario 1	Scenario 2	Scenario 3

Cash equivalents in U.S. Dollars	5.4481	(219)	2,477	5,174
Trade receivables in U.S. Dollars	5.4481	(6,578)	74,278	155,133
Trade payables in U.S. Dollars	5.4481	6,645	(75,043)	(156,731)
Borrowings in U.S. Dollars	5.4481	2,058	(23,237)	(48,532)

Net impacts on commercial operations		1,906	(21,525)	(44,956)

Derivative financial instruments	5.4481	(247)	2,791	5,829

Total impact, net of derivatives		1,659	(18,734)	(39,127)
(iii)Commodity prices risk in barter transactions
In all barter transactions mentioned in Note 11, the Group uses future commodity market price as the reference to value the quantities of commodities included in the forward contracts to be delivered by the customers as payment for the Group’s products into currency. The Group uses prices quoted by commodity trading companies to value the grain purchase contracts from farmers, Lavoro enters into grain sale contracts with trading companies or forward derivatives with financial institutions to sell those same grains, at the same price of the purchased contracts with farmers. As such, the Group strategy to manage its exposure to those commodity prices by entering into the purchase and sale contracts at similar conditions.
These transactions are conducted by a corporate department which manages and controls such contracts as well as the compliance of Group’s policies.

F-51

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)Sensitivity analysis – exposure to commodity price
To gauge its exposure to commodity price risk, the Group uses different scenarios to evaluate its asset and liability positions on commodity forward contracts in soybean and corn and their potential effects on its results.
The “current risk” scenario below represents the impact on carrying amounts as of June 30, 2024, with assumptions described in Note 11. The other scenarios consider the appreciation of main assumptions at the rates of 25% and 50%, which represents a significant change in the probable scenario for sensitivity purposes.

F-52

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

As of June 30, 2024:

	Tons	Position	Current Risk	Average of contract prices	Current Market (R$/bag)	+25% current		+50% current

Position						Market	Impact	Market	Impact

Corn 2024	181,832	Purchased	4,357	45.94	1.44	1.80	1,089	2.16	2,178
Corn 2024	(175,022)	Sold	(6,782)	38.25	2.32	2.91	(1,695)	3.49	(3,391)
Corn 2025	24,462	Purchased	2,582	39.61	6.33	7.91	645	9.50	1,291
Corn 2025	(1,251)	Sold	(261)	41.13	12.50	15.63	(65)	18.76	(130)
Soybean 2025	358,732	Purchased	111,014	112.97	18.57	23.21	27,753	27.85	55,507
Soybean 2025	(135,457)	Sold	(40,958)	112.71	18.14	22.68	(10,239)	27.21	(20,479)
Net exposure on grain contracts	253,296	Net purchased	69,952				17,488		34,976

Soybean 2025	(200,347)	Sold on derivatives	(49,331)	128.57	143.35	179.18	(13,106)	215.02	(26,211)
Corn 2024	(5,231)	Sold on derivatives	1,891	59.94	59.58	74.48	473	89.37	945
Corn 2025	(24,462)	Sold on derivatives	8,843	59.94	59.58	74.48	2,211	89.37	4,422
Net exposure on derivatives	(230,040)		(38,597)				(10,422)		(20,844)

Net exposure (i)	23,256		31,355				7,066		14,132
(i)Exposure regarding the purchase contracts of the soybean 2025 for which sales agreement or derivatives were hired subsequently to June 30, 2024.

F-53

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(iv)Derivative financial investments
The Group is exposed to market risks mainly related to fluctuations in exchange rates and commodity prices. The Group maintains operations with financial instruments of protection to mitigate exposure to these risks. The Group has been implementing and improving the internal controls to identify and measure the effects of transactions with trading companies and with financial institutions, so that such transactions are captured, recognized and disclosed in the consolidated financial statements. The Group does not carry out investments of a nature speculative in derivatives or any other risk assets. Trading derivatives are classified as current assets or liabilities.

	2024	2023

Options (put/call of commodities)	—	(513)
Forwards (R$/US$) (i)	(21,772)	8,837
Swap (R$/US$)	(5,568)	(11,922)

Derivative financial instruments, net	(27,340)	(3,598)
(i)The amount includes forward contracts and purchase and sale transactions.
9.    Inventories
Accounting policy
Inventories are valued at the lower of cost and net realizable value. The costs of individual items of inventory are determined using weighted average costs less any losses, when applicable.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion (when applicable) and the estimated costs necessary to make the sale.
An inventory loss is recognized for inventories that are close to their expiration date and there is no expectation that they will be sold.
(a)Inventories composition

F-54

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024	2023

Goods for resale	1,835,018	1,885,941
(-) Allowance for inventory losses	(54,771)	(17,737)

Total	1,780,247	1,868,204
(b)Allowance for inventory losses

	2024	2023
Opening balance as of June	(17,737)	(10,186)
Increase in allowance	(32,355)	(7,470)
Allowance for inventory losses from acquisitions	(4,321)	—
Exchange rate translation adjustment	(358)	(81)

Ending balance	(54,771)	(17,737)

10.    Taxes recoverable

	2024	2023

State VAT (“ICMS”) (i)	86,556	78,805
Brazilian federal contributions (ii)	280,854	239,815
Colombian federal contributions	35,610	21,284

Total	403,020	339,904

Current	103,792	57,001
Non-current	299,228	282,903
(i)Refers to the Brazilian value-added tax on sales and services. The Group’s ICMS relates mainly to the purchase of inputs and the Group has the benefit of a reduced ICMS tax rate.
(ii)Includes: a) credits arising from the Brazilian government’s taxes charged for the social integration program (PIS) and the social security program (COFINS), and Brazilian corporate income tax and social contributions. These credits, which are recognized as current assets, will be used by the Group to offset other Federal taxes; b) withholding and overpaid taxes which can be used to settle overdue or future payable federal taxes; c) withholding income tax on cash equivalents which can be used to offset taxes owed at the end of the calendar year, in case of taxable profit, or are carried forward in case of tax loss.

F-55

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Income tax Benefits arising from ICMS deduction
During the 2023/2024 period, the Group benefited from deducting the ICMS tax benefit, as described in item (i), in the income tax calculation. This deduction was applied to the tax calculation for the calendar year 2023 (January to December) as well as for previous years, resulting in an income tax credit of R$71,130, which was recognized in the year ended June 30, 2024, under “Brazilian federal contribution.”
In accordance with Article 30 of Law No. 12,973/2014, ICMS benefits must be allocated to the fiscal incentive reserve when sufficient profits are available in each subsidiary. Additionally, under the same law, these tax benefits must be included in the calculation base for Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL) when dividends are distributed or capital is returned to the subsidiaries' shareholders.
As of June 30, 2024, the fiscal incentive reserve balance in the subsidiaries amounted to R$458,560, with an unallocated fiscal benefit of at R$916,757 due to insufficient profits. The Group has no plans for its subsidiaries to distribute these incentive amounts to the parent company. However, should dividends be distributed, the relevant tax laws will apply.
It is important to note that, as a result of the amendments introduced by Law No. 14,789/23, Article 30 of Law No. 12,973/2014 has been repealed, eliminating the ability to exclude ICMS benefit amounts from the income tax base for the current and future fiscal years, starting from January 2024. Despite this legislative change, the tax credits recorded on the balance sheet remain recoverable.
11.    Commodity forward contracts – Barter transactions
For certain contracts with customers, the Group carries out term sales of agricultural inputs (e.g., fertilizers, crop chemicals, seeds) in exchange for future delivery of grains, mainly soybeans and corn, at the time of their harvest (“Barter transactions").
A contract (grain purchase agreement) is signed between the Group and the customer, pursuant to which Lavoro and the customer agree on an amount of commodity, to be delivered at harvesting, which is equivalent to the total sales price based on the future commodity price on the date in which the contract with the customer is entered into. The customers’ main obligation under this contract is to deliver the agreed upon volume of commodities as payment at a future date.

F-56

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Contemporaneously, the Group enters into a future grain sale agreement with a commodity trading company, pursuant to which the Group is committed to deliver the commodity to be received by the customer under the inputs sales transaction. The Group strategy is to sign this agreement for the same quantity and the same terms of the contract between the Group and its customer. While this physical sale of the grains is not concluded with trading companies, the Group may enter into a derivative contract on commodity and futures exchanges such as CBOT, ICE, or B3, in an equivalent term associated with the physical grain purchases. This aims to mitigate exposure to price fluctuations. Consequently, the Group maintains these derivative contracts to naturally hedge against market volatility. As soon as the physical sale of the grains is concluded, the derivative contracts are promptly liquidated to realize the hedging gains or losses.
In the event the customer fails to deliver the committed commodity amount upon harvesting, for example due to a significant increase in the commodity price the Group is required to:
•purchase the commodity in the spot market and deliver it to the commodity trading company; or
•pay compensation to the commodity trading company in an amount equal to the difference between the commodity price between the time of delivery and the time of closing of the agreement (“washout risk”).
The Group is entitled to charge its customers for any losses arising from the settlement of its obligations above with the commodity trading companies.
Even though these agreements are settled physically (grains purchase and sale), under IFRS 9, the Group designates, at initial recognition, such forward contracts as measured at fair value through profit and losses (FVTPL).
The fair value of the commodity forward contracts, entered into with the customer and the commodity trading company is estimated based on information available in the market and specific valuation methodologies, and discounted to present value, considering the contractual terms and the current market prices for such commodities. Such contracts are disclosed on a gross basis in the statements of financial position. When the Group settles the grain purchase and sale agreements the respective cost and revenue is recognized at the amount of the cash paid plus the fair value of the commodity forward contracts on the settlement date.

F-57

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Critical accounting estimates and judgments
Fair value of commodity forward contracts is estimated on a regional basis, and they are based on the commodity prices available at exchange future markets, over the counter premium data quoted by market players and the expected freight costs estimated by the Group considering historical inland freight data.
As of June 30, 2024, fair value of commodity forward contracts is as follows:

	2024	2023

Fair value of commodity forward contracts:
Assets
Purchase contracts	132,362	53,695
Sale contracts	8,298	61,166

Current	137,660	114,861
Non-current	3,000	—

Liabilities
Purchase contracts	(10,549)	(206,881)
Sale contracts	(55,408)	(186)

Current	(65,641)	(207,067)
Non-current	(316)	—
The changes in fair value recognized in the statements of profit or loss are in note 31.

F-58

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main assumptions used in the fair value calculation are as follows:

	Outstanding Volume (tons)	Average of contract prices R$/Bag	Average Market Prices (Corn R$/bag (ii); Soybean US$/bu(i))	Soybean market premium (US$/bu)	Freight (R$/ton)
Purchase Contracts
Soybean
As of June 30, 2023	449,847	127.95	13.16	(0.30)	293.65
As of June 30, 2024	365,894	112.97	11.27	0.58	378.64
Corn
As of June 30, 2023	303,432	65.25	56.04	N/A	282.23
As of June 30, 2024	211,895	45.19	65.08	N/A	257.28

Selling Contracts
Soybean
As of June 30, 2023	145,915	145.71	13.16	0.01	—
As of June 30, 2024	141,069	112.71	11.30	0.55	410.70
Corn
As of June 30, 2023	255,499	48.36	56.04	N/A	284.59
As of June 30, 2024	176,978	38.27	59.58	0.90	257.29
(i)Market price published by Chicago Board of Trade which is a futures and options exchange in United States.
(ii)Market price published by B3 – Brasil, Bolsa, Balcão which is a futures, options and stock exchange in Brazil.
12.    Advances to suppliers
Advances to suppliers arise from the “Cash purchases” modality, in which the Group advances payments to suppliers of agricultural inputs at the beginning of a harvest and before the actual physical delivery of the products. These advances are short-term and are part of the strategy of formation of margins and guarantee of quality and product supply.

F-59

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

13.    Right-of-use assets and lease liabilities
Accounting policy
The Group leases commercial buildings for its administrative functions, retail stores, equipment, and vehicles. In general, lease agreements have a term of three years to eight years, but they may include extension options.
Lease terms are individually negotiated and contain differentiated terms and conditions. The lease contracts do not contain restrictive clauses, but the leased assets cannot be used as collateral for loans.
Right of use assets:
The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Vehicles	3.5 years
Buildings	5.3 years
Machines and equipment	3 years
Lease liabilities:
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:
•fixed payments (including fixed payments in essence, less any incentives from
•amounts expected to be paid by the lessee in accordance with residual value guarantees;
•payments of fines for lease termination if the lease term reflects the lessee exercising the option to terminate the lease.
•lease payments are discounted using the lessee's incremental borrowing rate, which is the rate a lessee would have to pay on a loan to obtain the funds

F-60

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

necessary to acquire an asset of similar value in a similar economic environment with equivalent terms and conditions.
In determining the incremental borrowing rate, the Group:
•whenever possible, uses as a starting point rates from recent financing contracts third-party financing, adjusted to reflect changes in financing conditions since such third-party financing was received;
•uses a progressive approach that starts from a risk-free interest rate adjusted for credit risk
•uses a progressive approach that takes a risk-free interest rate adjusted for credit risk for leases held by the Group with no recent third-party financing; and
•makes specific adjustments to the rate, such as to term and collateral.
Lease payments are allocated between principal and finance expense. Finance expense is recognized in the statements of profit or loss over the lease term to produce a constant periodic rate of interest on the remaining balance of the liability for each year.
Payments associated with short-term leases of equipment and vehicles and all and leases of low-value assets are recognized as incurred as an expense in income statements. Short-term leases are those with a term of 12 months or less. Low-value assets include IT equipment, small items of office furniture and other contracts of small value.
As of June 30, 2024 and 2023, the Group had no lease agreements with variable lease payments.

F-61

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Right-of-use assets

	Vehicles	Buildings	Machinery and equipment	Total

Cost	120,052	141,915	73,236	335,203
Accumulated amortization	(54,560)	(77,732)	(29,232)	(161,524)

Balance at June 30, 2023	65,492	64,183	44,004	173,679

Cost	149,040	189,689	92,584	431,313
Accumulated amortization	(72,365)	(113,787)	(42,939)	(229,091)

Balance at June 30, 2024	76,675	75,902	49,645	202,222
Right-of-use assets amortization expense for the year ended June 30, 2024 was R$88,734 (R$56,236 for the year ended June 30, 2023).
(b)Lease liabilities

	2024	2023

Vehicles	82,265	68,420
Buildings	103,968	85,839
Machinery and equipment	30,513	30,160

Total	216,746	184,419

Current	96,222	85,865
Non-current	120,524	98,554
Total interest on lease liabilities for the year ended June 30, 2024 was R$20,268 (R$16,977 for the year ended June 30, 2023).

F-62

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

14.    Property, plant and equipment
Accounting policy
Items of property, plant and equipment are measured at historical cost of acquisition or construction, less accumulated depreciation. When significant parts of an item of property, plant and equipment have different useful lives, they are recorded as separate items (major components) of property, plant and equipment. Any gains and losses on the disposal of an item of property, plant and equipment are recognized in the statements of profit or loss. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenditure will be earned by the Group.
Depreciation is calculated and its residual values estimated, using the straight-line method based on the estimated useful lives of the items. Depreciation is recognized in the statements of profit or loss. Land is not depreciated. The estimated useful lives of property, plant and equipment are as follows:

Vehicles	5 years
Building and Improvements	25 years
Machines, equipment and facilities	10 years
Furnitures and fixtures	10 years
Computer equipments	5 years
The Group uses an estimated useful life of the assets to depreciate property, plant and equipment. At the end of each fiscal year, this estimate is reviewed and, if necessary, adjusted prospectively.
An asset's carrying amount is written down immediately to its recoverable amount when the asset's carrying amount is higher than its estimated recoverable value.
Gains and losses on disposals are determined by comparing the proceeds from the sale with the carrying amount and are recognized under "Other (expenses) income, net" in the statements of profit or loss.

F-63

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Property, plant and equipment balance is as follows:

	Vehicles	Lands, buildings and improvements	Machines, equipment and facilities	Furniture and fixtures	Computer equipment	Total

Cost	40,851	142,561	75,134	15,610	10,015	284,171
Accumulated depreciation	(31,349)	(14,698)	(26,817)	(7,198)	(7,521)	(87,583)

Balance at June 30, 2023	9,502	127,863	48,317	8,412	2,494	196,588

Cost	40,062	182,822	89,367	18,468	11,535	342,254
Accumulated depreciation	(32,822)	(22,769)	(31,009)	(9,043)	(9,830)	(105,473)

Balance at June 30, 2024	7,240	160,053	58,358	9,425	1,705	236,781
Depreciation expense of property, plant and equipment for the year ended June 30, 2024 was R$20,481 (R$16,408 for the year ended June 30, 2023).
There were no indications of impairment of property and equipment as of and for the year ended June 30, 2024.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

15.    Intangible assets
Accounting policy
Intangible assets are recorded at acquisition cost, or at the fair value of intangible assets when acquired in a business combination. Amortization for assets with finite useful lives is recorded on a straight-line basis, net of accumulated amortization. These intangible assets have useful lives defined based on the useful economic life.
The goodwill arising on a business combination is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net identifiable assets acquired and liabilities assumed). Subsequent to initial recognition, goodwill is measured at cost, less any accumulated impairment losses, as described in Note 16.
The useful lives and methods of amortization of intangibles are reviewed at each balance sheet date and adjusted prospectively, if appropriate.
The estimated useful lives of intangible assets for the years ended June 30, 2024 and 2023 are as follows:

Customer relationship	9 years
Purchase contracts and brands	4 years
Software and other	5 years
An intangible asset is derecognized upon disposal or when no future economic benefits are expected, and any gain or loss is recognized in the statements of profit or loss when the asset is derecognized.
The impairment policy for intangibles is described in note 16.

F-65

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Intangible assets balance is as follows:

	Goodwill	Customer relationship	Purchase contracts and brands	Software and other	Total
Cost:
At June 30, 2022	451,974	301,477	21,846	56,373	831,670

Additions	—	—	—	5,025	5,025
Business combinations (i)	98,890	50,600	1,207	—	150,698
Other (ii)	(3,201)	—	—	—	(3,201)
Translation adjustment	(998)	(666)	(48)	(10)	(1,722)
At June 30, 2023	546,665	351,412	23,005	61,388	982,470

Additions	—	—	—	33,067	33,067
Business combinations (i)	122,641	45,427	—	35	168,103
Other (iii)	27,479	1,958	—	(1,140)	28,297
Translation adjustment	3,380	232	837	—	4,449
At June 30, 2024	700,165	399,029	23,842	93,350	1,216,386

Amortization:
At June 30, 2022	—	89,502	6,929	10,918	107,349

Amortization for the year	—	50,263	8,983	8,682	67,928
At June 30, 2023	—	139,765	15,912	19,600	175,277

Amortization for the year	—	50,089	3,218	16,457	69,764

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

At June 30, 2024	—	189,854	19,130	36,057	245,041

At June 30, 2023	546,665	211,646	7,093	41,788	807,192

At June 30, 2024	700,165	209,175	4,712	57,293	971,345
(i)Amounts arising from business combinations (Note 22).
(ii)Amounts arising from the adjustment in the purchase price from acquisition of Agrozap, which occurred in the year ended June 30, 2022, The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company.
(iii)Amounts arising from the adjustment in the purchase price from acquisition of Casa Trevo Participações and Sollo Sul, which occurred in the year ended June 30, 2023. The consideration for the acquisition was subject to post-closing price adjustment, based on the working capital variations of the purchased company. As a result, the values related to customer relationships were modified due to changes in projections.
Impairment of intangible assets
For the year ended June 30, 2024, there were no indications that the Group’s intangible assets might be impaired.

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

16.    Impairment testing of non-financial assets
Accounting policy
The carrying amount of the Group’s non-financial assets are reviewed at each reporting date to assess whether there is an indication of impairment. This indication may be due to internal factors arising from the operational efficiency of the assets or external factors due to the macroeconomic scenario and the behavior of the commodity prices and the U.S. dollar. If there is such indication, the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of the fair value of the asset and the value in use of its CGU, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.
When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and a provision for impairment is recognized to adjust the carrying amount to its recoverable amount. In assessing value in use, the estimated future cash flow is discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses are recognized in the statements of profit or loss in expense categories consistent with the function of the impaired asset, when applicable. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized, except in the case of goodwill that cannot be reversed in future periods.
The Group assessed its business segments by grouping the assets of each region into independent cash-generating units (“CGUs”), which represent the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Critical accounting estimates and judgments
The Group determines its cash flows based on the budgets approved by its management, which use the following assumptions: (i) revenue growth rate (ii) operating margin; and (iii) discount rates that reflect specific risks of each CGU. These assumptions are subject to risks and uncertainties such as future market or economic conditions and those related to sales of each CGUs. Therefore, it is

F-68

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

possible that changes in circumstances may alter these projections, which may affect the recoverable amount of the assets.
Business segments are composed by certain CGUs as follows:

Segment	Identified CGUs
Latam Ag Retail	Colombia CGU
Brazil Ag Retail	North CGU, East CGU, South CGU
Crop Care	Biological products and special fertilizers CGU
Goodwill arising from business combinations are allocated to the CGUs that benefited from the acquisition and are tested for impairment at that level.
The Group consistently monitors whether new CGUs are identified, and whether they are justifiable.
Value in use calculation in the impairment test
The value in use calculation is based on a DCF (Discounted Cash Flow) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are the most relevant for the impairment test of goodwill recognized by the Group.
The recoverable amount of the Group’s CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by Board of Officers, covering a period of five years.

F-69

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The main assumptions used in the impairment test are as follows:

Cash-generating unit	Revenue growth rate	Inputs Operating margin average	Pre Tax discount rate	Recoverable amount
Colombia CGU	7.90%	17.10%	22.00%	401,273
North CGU	12.70%	16.80%	16.40%	792,345
East CGU	12.70%	18.60%	15.90%	182,428
South CGU	12.70%	19.00%	16.30%	128,214
Biological products and special fertilizers CGU	14.30%	44.60%	18.50%	682,016
The Group carried out a sensitivity analysis of the impairment test considering the following independent scenarios of key assumptions deterioration, as follows: (i) an increase of 200 basis points in the pre-tax discount rate; and (ii) a decrease of 500 points in the net revenue and its impacts on the free cash flow over the five-year forecasted period. The sensitivity analysis results did not indicate an impairment loss on the CGUs carrying amounts.
As a result of this analysis, the Group did not record any impairment loss. As the value in use of these assets is significantly higher than their carrying amount, there was no reasonably possible change in a key assumption that would trigger any impairment recognition.
17.    Trade payables
Accounting policy
Trade payables related to the purchase of goods for resale of agricultural inputs are financial liabilities (see Note 7) initially recognized at fair value and subsequently stated at amortized cost using the effective interest rate method.

F-70

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Trade payables

	2024	2023

Trade payables – Brazil	3,436,115	2,268,420
Trade payables – Colombia	409,018	309,828

Total	3,845,133	2,578,248

Current	3,844,541	2,575,701
Non-current	592	2,547
The average effective interest rate used to discount trade payables for the year ended June 30, 2024 was 1.55% per month (1.58% as of June 30, 2023).
(b)Guarantees
The Group acquires guarantees with financial institutions in connection with installment purchases of agricultural inputs from certain suppliers. These guarantees are represented by short-term bank guarantees and endorsement to the supplier of CPRs obtained from customers in the sale process. The amount of these guarantees as of June 30, 2024 was R$1,082,199 (R$920,870 as of June 30, 2023).
(c)Trades payable — Supplier finance
During the year ended June, 30, 2023, the Group signed agreements with financial institutions to negotiate with suppliers to extend the payment terms and discounting of trade receivable from its suppliers, with interest rates ranging from 1% and 1.5% per month. When trade payable is included in this transaction, such amount is transferred from “Trade Payables” to “Trades payable — Supplier finance”. The Group did not sign supplier finance agreements for the year ended June 30, 2024 and settled the entire balance of operations in this year.
18.    Borrowings
Accounting policy
Borrowings are financial liabilities initially recognized at fair value, net of transaction costs incurred in the transaction and are subsequently stated at amortized cost.

F-71

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Any difference between the borrowed amounts (net of transaction costs) and total payments is recognized in the statements of profit or loss over the year during which the borrowings are outstanding using the effective interest rate method.

	2024	2023

Borrowing in Colombia	114,312	71,562
Borrowings in Brazil	1,111,258	893,913

Total borrowings	1,225,570	965,475
The Group’s borrowings are contracted for the purpose of strengthening the working capital and have repayment terms scheduled in conjunction with the operating cycles of each harvest.
(a)Debt composition

	Average interest rate June 30, 2024 (i)	2024	Average interest rate June 30, 2023 (i)	2023
Debt contracts in Brazil in:
R$, indexed to CDI (ii)	14.52%	946,741	16.62%	725,563
R$, with fixed interest	12.77%	61,280	8.76%	8,590
U.S. Dollars, with fixed interest	8.64%	103,237	4.03%	159,760
Debt contracts in Colombia in:
COP, indexed to IBR (iii)	11.75%	114,312	15.43%	69,862
COP, with fixed interest			15.72%	1,700

Total		1,225,570		965,475

Current		1,190,961		922,636
Non-current		34,609		42,839
(i)In order to determine the average interest rate for debt contracts with floating rates, the Group used the rates prevailing during the years.
(ii)Brazilian reais denominated debt that bears interest at the CDI Rate (see Note 7 for a definition of those indexes), plus spread.
(iii)Colombian peso-denominated debt that bears interest at the IBR rate (see Note 7 for a definition of those indexes), plus spread.

F-72

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Movement in borrowings

At June 30, 2021	242,404

Proceeds from borrowings	615,984
Repayment of principal amount	(299,613)
Accrued interest	74,081
Borrowings from acquired companies	85,097
Interest payment	(7,401)

At June 30, 2022	710,552

At June 30, 2022	710,552

Proceeds from borrowings	1,449,445
Repayment of principal amount	(1,456,017)
Accrued interest	319,557
Borrowings from acquired companies	25,756
Exchange rate translation	11,921
Interest payment	(95,739)

At June 30, 2023	965,475

At June 30, 2023	965,475

Proceeds from borrowings	2,565,490
Repayment of principal amount	(2,368,806)
Accrued interest	226,755
Borrowings from acquired companies	61,793
Foreign exchange differences	17,215
Exchange rate translation	(786)
Interest payment	(241,566)

At June 30, 2024	1,225,570

F-73

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)Schedule of maturity of non-current portion of borrowings
The installments are distributed by maturity year:

	2024	2023

2024	—	726
2025	1,237	15,452
2026	2,732	1,376
2027	21,253	25,285
2028	9,387	—

Total	34,609	42,839
(d)Covenants
The Group has no financial covenants related to borrowings as of June 30, 2024.
19.    Obligations to FIAGRO quota holders
On July 22, 2022, the Group entered into an agreement to transfer receivables to FIAGRO, a structured entity, as defined by IFRS 10, established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The acquisition of such receivables by the FIAGRO investment fund enables the Group to anticipate the receipt of funds from such receivables.
The Group holds all subordinated quotas issued by the FIAGRO, representing approximately 5% of the total outstanding quotas in an aggregate amount of R$8,100 while other parties hold all senior and mezzanine quotas, representing approximately 95% of the total outstanding quotas, which includes certain of Patria’s related parties that acquired the mezzanine quotas of FIAGRO in an aggregate amount of R$56,000. Under the terms of the FIAGRO, we are not liable in case there is a default on the credit rights acquired by the fund, but any such default may adversely affect our stake in FIAGRO quotas. Our agreement to assign certain credit rights to FIAGRO will expire when all assigned receivables have been liquidated.
The bylaws of the FIAGRO were established by the Group at their inception, and grant the Group significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIAGRO.

F-74

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

In addition, senior and mezzanine quota holders receive interest at a benchmark rate of return ranging from the CDI rate +2.45% per year up to the CDI rate +8.0% per year. Residual returns from the FIAGRO fund, if any, are paid on the subordinated quotas, which do not bear interest and are not otherwise entitled to any pre-established rate of return. Senior and mezzanine quotas amortize annually over a three-year period after an initial 24-month grace period, whereas subordinated quotas amortize at the end of the fifth annual period.
In accordance with IFRS 10, we concluded we control FIAGRO and, therefore, it is consolidated in our financial statements. The senior and mezzanine quotas are accounted for as a financial liability under “Obligations to FIAGRO quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense.
20.    Agribusiness Receivables Certificates

(a)Composition

	Maturity	Average interest rate June 30, 2024	2024

Serie I	December 22, 2027	CDI + 3.00%	69,006
Serie II	December 22, 2027	14.20%	351,912
Transaction cost			(15,353)

Total			405,565

Current			918
Non-current			404,647

(b)Movement in Agribusiness Receivables Certificates

F-75

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

At June 30, 2023	—

Proceeds from borrowings	420,000
Transaction cost	(17,741)
Transaction cost amortization	2,388
Accrued interest	28,535
Interest payment	(27,617)

At June 30, 2024	405,565
(c)Covenants
This debt includes covenants related to the level of indebtedness of the subsidiary Lavoro Agro Holding S.A. (this entity encompasses our distribution operations in Brazil), requiring it to maintain a net debt to Adjusted EBITDA ratio of not more than 2.5x, to be calculated as of June 30 of each year. As of June 30, 2024, Lavoro Agro Holding S.A. was in compliance with the covenants agreed upon with the financial institution and reached 1.7x (below the CRA target of 2.5x).
The Company also has loan and financing agreements that include non-financial covenants, which monitor events of default related to fraud, bankruptcy, and environmental compliance.
21.    Payables for the acquisition of subsidiaries
The purchase agreements for acquisition of subsidiaries include payments to the seller in the event of successful collection, after the acquisition date of outstanding receivables and certain tax credits subject to administrative proceedings.
Consideration paid during the year ended June 30, 2024, net of cash acquired, was R$222,962 which includes installment payments for acquisitions completed in previous years in the amount of R$179,148 (R$162,317 on June 30, 2023, which includes payments for acquisitions made in previous years in the amount of R$106,764). All these payments are included in the “Acquisition of subsidiary, net of cash acquired” in the cash flows.

F-76

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

22.    Acquisition of subsidiaries
Accounting policy
The acquisition method is used to account for each business combination carried out by the Group, which consists of the following:
•Determining the acquisition date;
•Determining the acquirer and the acquiree;
•Determining the consideration transferred for the acquisition of control;
•Determining the fair value of separately identifiable assets and liabilities; and
•Determining the residual goodwill or gain on bargain purchase.
The acquisition date is typically the date on which the Group assumes the control of the business.
Consideration transferred is measured at the acquisition date at the fair value of the assets transferred, including cash, the liabilities incurred, and the equity instruments issued by the Group at the acquisition date.
For each business combination, the Group measures the non-controlling interests in the acquiree based on its share of the subsidiary’s identifiable net assets. Acquisition-related costs are expensed as incurred.
When the Group acquires a business, it assesses the fair value of the assets and liabilities assumed in order to allocate them according to the contractual terms, economic circumstances and pertinent conditions at the acquisition date.
Any contingent consideration to be transferred by the acquirer is recognized at the acquisition date fair value. Subsequent changes in the fair value of the contingent consideration, considered an asset or a liability, shall be recognized in accordance with IFRS 9 Financial Instruments, in the statements of profit or loss.
Goodwill or a gain on bargain purchase is the difference between the fair value of the assets acquired and liabilities assumed, and the consideration transferred. When the consideration transferred is higher than the fair value of the net assets acquired goodwill is recognized for the difference, and it is subsequently tested for impairment. When the consideration transferred is lower that the fair value of net assets acquired, a gain on bargain purchase is recognized in the statements of profit or loss.

F-77

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Intangible assets recognized within the scope of a business combination are accounted for in accordance with the accounting policy described in Note 15.
Critical accounting estimates and judgments
Accounting for business combination requires the Group to exercise judgment in determining the fair value of the assets and liabilities of the businesses being acquired. Accordingly, the Group makes certain assumptions about future conditions that are uncertain, including future commodity prices, interest rates, inflation and weather conditions.
Changes in some of these assumptions may impact the Group’s business and expected results may differ materially from the estimated amounts at the acquisition date.
The Group entered into several agreements to acquire groups of companies to expand its business into new markets or territories, add additional facilities, bolster its competitive edge, or acquire and access new technologies and skillsets.

F-78

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(a)Acquisitions in the year ended June 30, 2024
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
	Referência Agroinsumos (e)	CORAM (f)	Total

Assets
Cash equivalents	8,135	15,352	23,487
Trade receivables	31,464	61,791	93,255
Inventories	43,680	47,481	91,161
Other assets	11,473	12,779	24,252
Property, plant and equipment	1,556	1,804	3,360
Intangible assets	30,494	15,003	45,497

	126,802	154,210	281,012

Liabilities
Trade payables	56,137	79,298	135,435
Borrowings	32,429	29,364	61,793
Advances from customers	40,757	1,263	42,020
Other liabilities	4,168	10,259	14,427

	133,491	120,184	253,675

Total identifiable net assets at fair value	(6,689)	34,026	27,337
Non-controlling interests	2,007	—	2,007
Goodwill arising on acquisition	106,794	15,847	122,641
Consideration transferred	102,112	49,873	151,985

Cash paid	67,112	20,000	87,112
Payable in installments	35,000	29,873	64,873

F-79

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Acquisitions in the year ended June 30, 2023
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

	Fair value as of the acquisition date
	Floema (g)	Casa Trevo (h)	Provecampo (i)	Sollo Sul and Dissul (j)	Cromo (k)	Total

Assets
Cash equivalents	24,167	12,306	10,479	16,307	8,735	71,994
Trade receivables	19,892	32,106	7,499	132,467	11,907	203,871
Inventories	52,133	61,734	11,320	84,226	5,311	214,724
Other assets	11,739	4,750	23	46,663	664	63,839
Property, plant and equipment	1,152	867	983	2,372	3,151	8,525
Intangible assets	14,879	1,676	12,117	2,083	2,722	33,477

	123,962	113,439	42,421	284,118	32,490	596,430

Liabilities
Trade payables	88,902	48,070	10,980	80,811	1,200	229,963
Borrowings	—	—	—	25,756	—	25,756
Provision for contingencies	—	10,245	—	—	—	10,245
Other liabilities	1,543	13,659	6,910	87,921	4,056	114,089

	90,445	71,974	17,890	194,488	5,256	380,053

Total identifiable net assets at fair value	33,517	41,465	24,531	89,630	27,233	216,376
Non-controlling interests (1)		(6,220)	—	—	(8,169)	(14,389)
Goodwill arising on acquisition	25,796	9,625	2,010	57,719	5,331	100,481
Consideration transferred	59,313	44,870	26,541	147,349	24,395	302,468

Cash paid	25,294	23,619	17,682	52,832	8,120	127,547
Shares issued (1)	12,296	—	—	—	—	12,296
Payable in installments	21,723	21,251	8,859	94,517	16,275	162,625
(1)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statements of changes in equity.

F-80

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(c)Acquisitions in the year ended June 30, 2022
The fair value of the identifiable assets and liabilities, consideration transferred and goodwill as of the date of each acquisition was:

F-81

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	Fair value as of the acquisition date
	Produtiva (l)	Cenagro (m)	Cenagral (n)	Union Agro (o)	Agrozap (p)	Nova Geração (q)	Total

Assets
Cash and cash equivalents	53,699	2,142	1,064	66,256	9,028	1,617	133,806
Trade receivables	27,610	11,792	7,492	117,882	98,201	47,978	310,955
Inventories	46,261	22,670	5,833	42,435	85,683	9,631	212,513
Other assets	8,472	12,225	1,023	4,524	22,204	2,893	51,341
Property, plant and equipment	1,223	1,266	363	26,659	2,642	585	32,738
Intangible assets	26,074	2,602	7,437	8,293	6,015	4,265	54,686
	163,339	52,697	23,212	266,049	223,773	66,969	796,039

Liabilities
Trade payables	77,063	17,008	2,097	24,750	136,086	37,532	294,536
Borrowings	—	3,045	—	25,157	50,701	6,194	85,097
Provision for contingencies	—	—	—	11,362	—		11,362
Other liabilities	8,898	18,410	5,750	9,923	25,029	743	68,753
	85,961	38,463	7,847	71,192	211,816	44,469	459,748

Total identifiable net assets at fair value	77,378	14,234	15,365	194,857	11,957	22,500	336,291
Non-controlling interests (1)	—	(2,847)	(3,073)	(52,611)	(4,215)	—	(62,746)
Goodwill arising on acquisition	9,491	11,468	9,003	—	33,218	8,168	71,348
Gain on bargain purchase	—	—	—	(18,295)	—		(18,295)
Consideration transferred	86,869	22,855	21,295	123,951	40,960	30,668	326,598

Cash paid	36,385	16,724	15,376	103,800	18,813	15,574	206,672
Shares issued (1)	22,500	—	—	—	—	7,807	30,307
Payable in installments	27,984	6,131	5,919	20,151	22,147	7,287	89,619
(1)The total of non-controlling interests and shares issued represents the acquisition of subsidiaries presented in the statements of changes in net investment.

F-82

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(d)Fair value of assets acquired
The Group estimated the fair value of significant assets acquired using the following valuation methods:

Item	2024	2023	2022	Nature	Valuation method
Customer relationship	45,462	33,477	45,922	A loyal relationship between the acquirees and its customers, which translates into recurring purchases of products and services	Multi Period Excess Earnings Method (MPEEM)
Inventories	91,161	214,724	212,513	Inventories	Selling price less all expenses related to the distribution of that good
Brand	—	—	8,764	Private label products (Produtiva, Union and Cenagral)	Relief from Royalty method
Total	136,623	252,883	267,199
There were no differences between accounting basis and tax basis on fair value adjustments, and therefore no deferred income taxes were recorded, except for Provecampo, Cenagro and Cenagral, where the Group recorded a corresponding deferred income tax liability of R$5,298 since the Group does not have a viable tax plan that will permit that the accounting basis and tax basis be the same after the acquisition.
(e)Acquisition of Referência Agroinsumos
On February 28, 2023, the Group signed an agreement for the acquisition of Referência Agroinsumos Ltda, (“Referência Agroinsumos”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 31, 2023. The purchase price for this transaction was R$67.1 million, of which R$35.0 million is expected to be paid one year after the closing date. The Group currently indirectly owns 65.52% Referência Agroinsumos through Distribuidora Pitangueiras de Produtos Agropecuários S.A. which directly owns a 70% interest at Referência Agroinsumos.
Goodwill is attributable to strong market position and geographic regions and will result in a more diversified portfolio, as well as expected future profitability and operational synergies, such as distribution and efficiency of the administrative structure and revenue growth.

F-83

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(f)Acquisition of CORAM
On July 24, 2023, the Group signed an agreement for the acquisition of CORAM - Comércio e Representações Agrícolas Ltda., (“CORAM”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2023. The purchase price for this transaction was R$49.9 million, of which R$29.9 million is expected to be paid one year after the closing date. The Group currently indirectly owns 72.17% CORAM through Qualiciclo Agrícola S.A. which directly owns a 100% interest at CORAM.
(g)Acquisition of Floema
On March 22, 2022, the Group signed an agreement for the acquisition of Floema Soluções Nutricionais de Cultivos Ltda. (“Floema”), establishing the terms and other conditions for its acquisition.
The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.
The acquisition was completed on August 4, 2022.
(h)Acquisition of Casa Trevo Participações S.A.
On May 5, 2022, the Group signed an agreement for the acquisition of Casa Trevo Participações S.A. (“Casa Trevo”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on August 31, 2022.
The consideration for the acquisition was subject to post-closing price adjustment is included in note 15.
(i)Acquisition of Provecampo
On June 16, 2022, the Group signed an agreement for the acquisition of Provecampo S.A.S. (“Provecampo”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on July 29, 2022.

F-84

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(j)Acquisition of Sollo Sul e Dissul
On July 22, 2022, the Group signed an agreement for the acquisition of Sollo Sul Insumos Agrícolas Ltda (“Sollo Sul”) and Dissul Insumos Agrícolas Ltda. ("Dissul"), establishing the terms and other conditions for its acquisition.
The acquisition was completed on November 30, 2022.
The consideration for the acquisition was subject to post-closing price adjustment is included in note 15.
(k)Acquisition of Cromo
On January 13, 2023, the Group signed an agreement for the acquisition of Cromo Indústria Química Ltda. (“Cromo”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on May 31, 2023.
(l)Acquisition of Produtiva
On June 23, 2021, an agreement was signed between Produtec Comércio e Representações S.A. (“Produtec”), a subsidiary of Lavoro Brazil, to acquire Produtiva Agronegócios Comércio e Representações S.A. (“Produtiva”), establishing the terms and other conditions for its acquisition.
The fair value of the shares issued to this acquisition was based on an equity transaction with third parties close to the acquisition date.
The acquisition was completed on September 2, 2021.
(m)Acquisition of Cenagro
On July 28, 2021, the Group signed an agreement to acquire Grupo Cenagro SAS (“Cenagro”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.
The acquisition was completed on August 31, 2021.
(n)Acquisition of Cenagral
On July 28, 2021, the Group signed an agreement to acquire Cenagral SAS (“Cenagral”), an entity incorporated in Colombia, establishing the terms and other conditions for its acquisition.

F-85

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The acquisition was completed on August 31, 2021.
(o)Acquisition of Union Agro
On July 26, 2021, the Group signed an agreement to acquire Union Agro S.A. (“Union Agro”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on October 28, 2021.
A gain on bargain purchase in the amount of R$18,295 was recognized on the acquisition date. This gain is recorded under other operating income, net, as discussed in Note 32.
(p)Acquisition of Agrozap
On August 5, 2021, the Group signed an agreement for the acquisition of Facirolli Comércio e Representações Ltda. (“AgroZap”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on January 7, 2022.
(q)Acquisition of Nova Geração
On December 24, 2021, the Group signed an agreement for the acquisition of Nova Geração Comércio de Produtos Agrícolas Ltda. (“Nova Geração”), establishing the terms and other conditions for its acquisition.
The acquisition was completed on April 6, 2022.
(r)Pro forma information (unaudited)
The following tables discloses the Group’s revenues and profit or loss for the year assuming all acquisitions completed during the year were completed at the beginning of such year:

	2024	2023	2022

Revenues	9,788,580	9,697,932	8,163,196
Profit (loss) for the year	(802,196)	(187,082)	151,235

F-86

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(s)Revenues and results from new subsidiaries
The revenues and profit or loss of the acquisitions from the acquisition date through the end of the fiscal year in which the acquisition was completed and included in the consolidated statements of profit or loss are as follows:
Acquisitions in the year ended June 30, 2024:

	Revenues	Profit (loss)	Period from
Referência Agroinsumos	263,788	24,183	July, 2023
CORAM	63,549	(7,463)	November, 2023

Total	327,337	16,720
Acquisitions in the year ended June 30, 2023:

	Revenues	Profit (loss)	Period from
Provecampo	37,291	1,656	August, 2022
Floema	205,451	12,628	August, 2022
Casa Trevo	136,003	20,787	September, 2022
Sollo Sul	182,385	(10,064)	December, 2022
Cromo	210	(719)	May, 2023

Total	561,340	24,288
Acquisitions in the year ended June 30, 2022:

	Revenues	Profit (loss)	Period from
Produtiva	175,335	14,152	September, 2021
Cenagro	156,722	6,372	September, 2021
Cenagral	26,267	(1,013)	September, 2021
Union Agro	156,000	23,428	November, 2021
Agrozap	132,911	1,632	January, 2022
Nova Geração	7,179	(3,828)	January, 2022

Total	654,414	40,743

F-87

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(t)Signed agreement for future acquisitions
The Group signed an agreement on August 25, 2022, for the acquisition of an 82% interest in NS Agro S.A. (“NS Agro”), establishing the terms and other conditions for its acquisition. The precedent conditions for this transaction were not completed by August 31, 2023 and the parties subsequently canceled the agreement. As a result, the consideration which was transferred in advance for this acquisition amounting to R$14,924 was not recovered and was therefore transferred to other operating income during the year ended on June 30, 2024.
23.    Accounting considerations related to the SPAC Transaction
On February 28, 2023, Lavoro and TPB Acquisition Corp, consummated a capital reorganization transaction as described in note 1.b. Warrants and forward purchase agreements were assumed in the SPAC Transaction.
Critical accounting estimates and judgments
Accounting of SPAC transaction is considered a critical accounting estimate primarily due to the complex nature of the transaction, including the determination the accounting acquirer and assess it as a corporate reorganization, the calculation of the listing expenses and the determination of the accounting treatment of the financial instruments.
Changes in some of these assumptions could impact the consolidated financial statements.
Accordingly, the Group recorded a listing expense as follows:

As of February 27, 2023
Deemed cost of shares issued to TPB Acquisition Corp shareholders (i)	893,613
Less: Net assets of TPB Acquisition Corp at historical cost	(574,059)
Listing expense	319,554

F-88

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)The key assumption for the estimated fair value is the opening quoted market price of $9.55 per share as of March 1, 2023 translated considering the foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.21.
Warrants
TPB Acquisition Corp. issued 10,083,606 public and private warrants to certain of its shareholders and its maturity is February 28, 2028. Such public and private warrants were assumed by Lavoro as a result of the SPAC Transaction. The outstanding warrants as of June 30, 2024, is 10,083,592 and aggregate fair value of the private and public warrants is 22,421, and the warrants are reported in the consolidated statements of financial position as warrant liabilities under current liabilities. For the year, the Group recognized a gain of R$14,024 related to changes to the fair value of public warrants and private warrants. The fair value of the warrants was calculated based on the listed market price of such warrants.
Vesting founder shares and unvested founder shares
As part of the SPAC Transaction certain TPB Acquisition Corp.’s shareholders were issued a number of Lavoro ordinary shares in exchange of TPB Acquisition Corp.’s Class B Ordinary Share that they held prior to the completion of the SPAC Transaction, of which (i) Two-thirds (3,060,662) of such Lavoro ordinary share were deemed to be vesting founder share, and (ii) one-third (1,503,025) of such Lavoro ordinary share were issued to those shareholders.
Vesting founder shares will be subject to certain vesting conditions. If at any time during the 3-year period following the close of the SPAC Transaction, for over any 20 trading days within any consecutive 30 trading day period, the closing share price of Lavoro ordinary share is greater than or equal to:
-$12.50, then one-half of the vesting founder shares will vest; and
-$15.00, then an additional one-half of the vesting founder shares will vest.
Lavoro’s ordinary share price targets will be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting Lavoro’s ordinary shares. Any vesting founder shares that will not vest during the 3-year period following the closing of the SPAC Transaction will be forfeited after the 3-year period.

F-89

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The vesting founder shares are considered equity classified contingent considerations under IFRS 2 and are reported as additional paid-in capital under equity at June 30, 2023.
In order to determine the fair value of the Vesting Founder Shares as of the closing of the SPAC Transaction, a Monte Carlo simulation was used, where the future stock price was modeled such that it follows a geometric Brownian motion with constant drift and volatility, where volatility was based on quoted prices of comparable companies. A volatility rate of 54.4% and a risk-free rate of 4.51% were used in the model. Value per share was $9.53 and $8.53 for the shares vesting at $12.50 and $15.00, respectively. In order to determine the fair value of the Unvested Founder Shares as of the closing of the SPAC Transaction, the shares were discounted using a Finnerty put model, assuming a risk-free rate of 4.88%, volatility rate of 54.4%, and a restricted term of 3 months (the estimated time to complete a registration statement). Value per share was determined to be $10.08.
Forward share purchase agreements
TPB Acquisition Corp. entered into certain Forward Share Purchase Agreements with certain shareholders of TPB Acquisition Corp., in which TPB Acquisition Corp. agreed to purchase, in the aggregate, up to 2,830,750 of TPB Acquisition Corp.’s Class A Ordinary Shares held by those equity holders, either after 24 months after closing of the SPAC Transaction or after meeting certain criteria as defined in the Forward Share Purchase Agreements. Such Forward Share Purchase Agreements were assumed by Lavoro, whereby Lavoro agreed to purchase the same number of Lavoro’s ordinary shares under the same conditions as defined in those Forward Share Purchase Agreements. Lavoro placed a designated balance of funds into an escrow account at the closing of the SPAC Transaction for the purpose acquiring such shares.
Lavoro’s Ordinary Shares subject to the Forward Share Purchase Agreement are considered financial liabilities and are recorded in the consolidated statements of financial position as Liability for FPA Shares in current liabilities at the amounts deposited in the escrow account. The designated balance of funds in the escrow account is reported in the consolidated statements of financial position as restricted cash. The amount of Liability for FPA Shares and the restricted cash was R$168,862 as of June 30, 2024.

F-90

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

24.    Income taxes
Accounting policy
(a)Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statements of profit or loss.
Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Income taxes in Brazil and Colombia are paid by each legal entity on a stand alone basis.
(b)Deferred tax
Deferred taxes is provided using the liability method on temporary differences between the carrying amount of assets and liabilities and their tax basis.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
•With respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences,

F-91

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss
•In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
Unrecognized deferred income tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered. In assessing the recoverability of deferred income tax assets, the Group relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports.
The benefits of uncertain tax positions are recorded only after determining, based on the position of its internal and external legal advisors, a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.
Deferred income tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.
Critical accounting estimates and judgments
Significant judgements, estimates and assumptions are required to determine the amount of deferred income tax assets that are recognized based on the likely timing and the level of future taxable profits, together with future tax planning strategies.

F-92

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The Group applies significant judgement in the assessment of the realization of deferred income tax assets through the assessment of the Group's ability to generate sufficient future taxable profits and the implementation of the tax planning strategies to support the realization of the existing deferred income tax assets.
(a)Reconciliation of income taxes expense

	2024	2023	2022

Profit (loss) before income taxes	(810,623)	(390,937)	140,424
Statutory rate (i)	34%	34%	34%

Income taxes at statutory rate	275,612	132,919	(47,744)

Unrecognized deferred income tax asset	(305,270)	(193,898)	(7,055)
Difference from income taxes calculation based on taxable profit computed as a percentage of gross revenue	(50)	10,822	7,080
Deferred income taxes over goodwill tax recoverable	(1,514)	(3,897)	—
Tax benefit (ii)	71,130	244,718	15,066
Other	(14,290)	(18,407)	(9)

Income tax expense	25,618	172,256	(32,662)
Income tax and social contribution effective rate	(3.16) %	44%	23%

Current income taxes	14,720	37,499	(111,409)
Deferred income taxes	10,898	134,757	78,747
(i)The effective tax rate reconciliation considers the statutory income taxes rates in Brazil, due to the significance of the Brazilian operation when compared to Colombia. The difference to reconcile the effective rate to the Colombian statutory rate (35%) is included in others.
(ii)This amount reflects the tax benefit from the deduction of the ICMS tax benefits in the calculation of the income tax (See Note 10).
The Group has accumulated tax loss carryforwards in some subsidiaries in the amount as of June 30, 2024 of R$547,354 (R$187,310 for June 30, 2023) for which a deferred income tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred income tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of probable recoverability in the near future.

F-93

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Deferred income taxes balances
Deferred income taxes by nature

	2024	2023

Deferred income tax assets
Amortization of fair value adjustment	36,328	66,065
Tax losses	215,336	125,338
Allowance for expected credit losses	38,323	49,026
Adjustment to present value	32,717	61,558
Allowance for inventory losses	4,559	3,841
Financial effect on derivatives	3,849	14,265
Fair value of commodity forward contracts	13,923	67,521
Unrealized exchange gains or losses	5,202	2,917
Unrealized profit in Inventories	22,156	11,121
Amortized right-of-use assets	20,320	24,144
Provision for management bonuses	17,478	22,182
Other provisions	9,434	19,884
	419,625	467,862

Deferred income tax liabilities
Adjustment to present value	(23,571)	(47,336)
Financial effect on derivatives	(6,343)	(15,733)
Fair value of commodity forward contracts	(30,747)	(36,179)
Unrealized exchange gains or losses	(2,742)	(10,535)
Amortized right-of-use assets	(12,257)	(17,871)
Deferred income tax on goodwill	(1,892)	(8,394)
Amortization of fair value adjustment	(1,083)	(10,146)
Other provisions	(12,505)	(4,937)
	(91,140)	(151,131)

Deferred income tax , net	328,485	316,731

F-94

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Deferred income taxes balances net by entity

	2024	2023

Deferred income tax assets	340,909	329,082
Deferred income tax liabilities	(12,424)	(12,351)

Deferred income tax, net	328,485	316,731

Deferred income tax and social contribution

At June 30, 2022	193,495

Recognized in the statements of profit or loss	128,362
Deferred income tax from acquired companies	(5,126)

At June 30, 2023	316,731

Recognized in the statements of profit or loss	11,754

At June 30, 2024	328,485
The aging analysis of net deferred income tax is as follow:

	2024	2023
Up to 1 year	113,149	185,123
Over 1 year	215,336	131,608

Total	328,485	316,731

25.    Provisions for contingencies
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are reviewed and adjusted to reflect management’s best estimate at the reporting dates.

F-95

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Probable losses
The balance of probable losses from civil, tax, labor and environmental contingencies recognized by the Group is as follow:

	2024	2023

Civil	481	—
Tax	4,230	9
Labor	9,161	8,801
Environmental	130	35

Total	14,002	8,845
Possible losses
The Group is a party to various proceedings involving tax, environmental, labor and other matters that were assessed by management, under advice of legal counsel, as possibly leading to losses. Contingencies with losses considered more likely than not amounted to R$160,699 and R$77,724 as of June 30, 2024 and June 30, 2023, respectively.
26.    Advances from customers
Advances from customers arise from the “Cash sale” modality, in which rural producers advance payments to the Group at the beginning of a harvest, before the billing of agricultural inputs. These advances are settled in the short term.
(a)Movement in the year

F-96

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

	2024	2023	2022

Opening balance	488,578	320,560	509,403

Revenue recognized that was included in the contract liability balance at the beginning of the year	(670,862)	(320,560)	(509,403)
Increase in advances	376,563	427,463	301,963
Advances from acquired companies	40,758	61,115	18,597

Ending balance	235,037	488,578	320,560

27.    Related parties
Related parties of the Group that have receivable, payable or other balances are either (i) Non-controlling shareholders, (ii) Patria Investments Limited, which manages the funds that control the Group, or (iii) Key management personnel.
(a)Breakdown of assets and liabilities:

	2024	2023

Assets
Trade receivables (i)	7,713	24,487
Advances to suppliers (i)	28	—

Total assets	7,741	24,487

Liabilities
Trade payables (i)	2,793	1,675
Advances from customers (i)	1,046	—
Payables for the acquisition of subsidiaries (ii)	73,703	100,287

Total liabilities	77,542	101,962
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related parties customers.
(ii)Payments in installments to the non-controlling shareholders related to certain business combinations as described in Note 21.

F-97

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(b)Statements of profit or loss

	2024	2023	2022

Revenue from sales of products (i)	23,152	33,032	13,046
Monitoring expenses (ii)	(17,500)	(18,681)	(2,504)
Interest on payables for the acquisition of subsidiaries	(4,356)	(4,841)	—
Other expenses	(2,924)	(2,374)	(1,417)

Total	(1,628)	7,136	9,125
(i)Refer to commercial transactions in the ordinary course of business with non-controlling shareholders of subsidiaries. Such transactions are carried at the same commercial terms as non-related party customers.
(ii)Expenses paid to the Parent in relation to management support services rendered by the investee Gestão e Transformação S.A. in connection with acquisition transactions.
(c)Key management personnel compensation

	2024	2023	2022

Wages	17,497	14,268	11,164
Direct and indirect benefits	1,237	690	427
Variable compensation (bonuses)	16,737	25,478	3,992
Short-term benefits	35,471	40,436	15,583

Share-based payment benefits	15,647	14,533	—

Total	51,118	54,969	15,583
Key management personnel compensation includes payments to Group board of directors and the executive officers.

F-98

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

28.    Equity
The fully subscribed and paid-in share capital as of June 30, 2024 is R$591, represented by 116,608,329 ordinary shares.
Our authorized share capital is US$1,500,000 consisting of 1,400,000,000 Ordinary Shares and 100,000,000 preferred shares.
Ordinary Shares
Lavoro ordinary shares have a par value of US$0.001 and are entitled to one vote per share, , excepted the 3,006,049 Founder Shares, that were detailed in Note 23.
Other capital reserves
Other capital reserves is comprised of a reserve set-up by the Group share-based payment (an equity-settled share-based compensation plan).
Share based payment
Accounting policy for share based payment
Equity-settled transactions
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in personnel expenses (Note 30), together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.
Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

F-99

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.
Share Options
On August 17, 2022, the Group approved the Lavoro Agro Holding S.A. Long-Term Incentive Policy (the “Lavoro Share Plan”). Under the Lavoro Share Plan, individuals selected by the Lavoro board of directors (“Selected Employees”) are eligible to receive incentive compensation consisting of cash, assets or share options issued by Lavoro Agro Limited, in an amount linked to the appreciation in the Lavoro Agro Limited share price at the time of the liquidity event, upon the satisfaction of certain conditions, as described below.
Lavoro has granted share options as incentive compensation to Selected Employees. Share options granted under the Lavoro Share Plan will vest in the event the following market conditions are met (the “Market Conditions”):
(i)the occurrence of a liquidity event satisfying a minimum internal rate of return specified in the Lavoro Share Plan; and
(ii)the price per share obtained under such liquidity event must be greater than or equal to one of the following amounts:
(a)a pre-established reference price multiplied by three; or
(b)an amount calculated in accordance with a pre-established formula, in each case specified under the Lavoro Share Plan.
Moreover, upon the satisfaction of the Market Conditions, such share options will vest according to the following schedule (the “Service Conditions”):
(i)one-third of the options vest on the third anniversary of the grant date;

F-100

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(ii)one-third of the options vest on the fourth anniversary of the grant date; and
(iii)one-third of the options vest on the fifth anniversary of the grant date.
The Lavoro Share Plan has a term of five years: if the Market Conditions have not been satisfied within this year, all options granted under the Lavoro Share Plan will be extinguished, with no further payment or incentive obligation remaining due by Lavoro. The consummation of the SPAC Transaction (see note 1) did not satisfy the Market Conditions.
As of February 28, 2023, the shareholders of Lavoro approved the Lavoro Share Plan. As a result, Lavoro reserved for issuance the number of ordinary shares equal to the number of Lavoro Share Plan Shares under the Lavoro Share Plan, as adjusted in accordance with the Business Combination Agreement, in an amount of 1,663,405 ordinary shares.
The exercise price of the share-based payment is equal to the options price agreed with the employee in the contracts, representing the amount of R$1 monetarily adjusted until the date on which the liquidity event occurs.
The fair value of share options granted is estimated at the date of grant considering the terms and conditions using the Black-Scholes model, taking into account the terms and conditions on which the share options were granted. The model also takes into account historical and expected dividends, and the share price volatility of Lavoro.
The expense recognized for employee services received during the year and the number of options granted is shown in the following tables:

Other capital reserves

At June 30, 2022	—

Share-based payments expense during the year	14,533

At June 30, 2023	14,533

Share-based payments expense during the year	25

At June 30, 2024	14,558

F-101

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

Options Outstanding

At June 30, 2022	—

Granted options	49,518,732
Forfeited options	(3,800,000)

At June 30, 2023	45,718,732

Forfeited options	(4,400,022)

At June 30, 2024	41,318,710
The weighted average fair value of the options granted was R$0.44 per option. The significant data included in the model were: weighted average share price of R$2.88 on the grant date, exercise price presented above, volatility of 33.88%, no dividend yield, an expected option life of 3.37 years and a risk-free annual interest rate of 12.45%.
Lavoro Limited Restricted Stock Unit Plan (“RSU Plan”)
On May 26, 2023 the Board of Directors approved a long-term incentive plan (the “Restricted Stock Unit Plan” or the “RSU Plan”) in which beneficiaries will be granted equity awards pursuant to the terms and conditions of the RSU Plan and any applicable award agreement. Each RSU, once all the conditions under the plan are met, shall entitle the participant to receive one share issued by Lavoro Limited at no cost.
The total number of shares that may be delivered to the participants within the scope of the plan shall not exceed five percent of shares representing the Group’s total share capital.
On August 16, 2023 and September 28, 2023, (the grant date) the board of directors of Lavoro (the “Board”) approved the RSU Plan, which provides for the grant of restricted stock units to participants identified by the Board.
The RSUs will vest according to the following schedule, except if otherwise established by the Board of Directors:

F-102

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

(i)one-third of the options vest on the third anniversary of the vesting date;
(ii)one-third of the options vest on the fourth anniversary of the vesting date; and
(iii)one-third of the options vest on the fifth anniversary of the vesting date.
In the event of termination/dismissal of the participant, all unvested RSUs shall be automatically extinguished with not compensation rights. participant, all RSUs whose vesting period has not elapsed on the date of such termination/dismissal shall be automatically extinguished without being entitled any right to compensation.
The fair value of shares granted was measured at the market price of Lavoro’s share at the grant date.
As of June 30, 2024, the number of RSU granted is shown in the following tables:

RSUs Outstanding

At June 30, 2023	—

Granted options	1,597.076
Forfeited options	(142.74)

At June 30, 2024	1,454.336
The weighted average fair value of the shares granted was R$27.14 per share.
The expense for employee services received during the year was R$15,622.
Earnings per share
Earnings (loss) per share is calculated by dividing the profit (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares available during the fiscal year. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
The number of ordinary shares issued by Lavoro, as a result of the corporate reorganization is reflected retroactively, for purposes of calculating earnings prior to the reorganization.

F-103

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The table below show data used in calculating basic and diluted earnings (loss) per share attributable to the equity holders of the parent:

	2024	2023	2022

Weighted average ordinary shares of Lavoro	113,602	113,602	113,602
Effects of dilution from:
Share-based payment (i)	2,066	1,605	—
Restricted stock unit plan (ii)	1,410	—	—
Number of ordinary shares adjusted for the effect of dilution	117,078	115,207	113,602

(Loss) profit for the year attributable to net investment of the parent/equity holders of the parent	(762,452)	(260,710)	78,170

Basic (loss) profit per share	(6.71)	(2.29)	0.69
Diluted (loss) profit per share	(6.71)	(2.29)	0.69
(i)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro Share Plan, as explained above.
(ii)Based on the numbers of shares reserved by Lavoro Limited to the Lavoro RSU Plan, as explained above.
The Group reported a loss for the year ended June 30, 2024 and 2023, accordingly the ordinary shares related to the share-based payment and RSU Plan have a non-dilutive effect and therefore were not considered in the total number of shares outstanding to determine the diluted earnings (loss) per share.
All public and private warrants are out of the money as of June 30, 2024 and 2023; therefore, the approximately 6,012,085 and 4,071,507 public and private warrants, respectively, were not included in the calculation of the diluted (loss) profit per share. Similarly, the 3,060,662 Founder Shares, that were detailed in Note 23 were not considered in the calculation of the diluted (loss) profit per share due to the Group’s market share price.
29.    Revenue from contracts with customers
Accounting policy
Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the

F-104

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

consideration to which the Group expects to be entitled in exchange for those goods or services. For sales of grains see Note 11.
Revenue from the sale of agricultural inputs is recognized at the point in time when control of the product is transferred to the customer as follows:
(i)Retail sales – Sale of products in retail locations, or delivered to the customers, including crop protection, fertilizers, seeds and specialty inputs;
(ii)Grains – Sale of grains as a result of Barter transactions (Note 11);
(iii)Private Label products – Products delivered to the client such as biological, special fertilizers and off-patent.
When products are delivered to the customer revenue is recognized when the customer receives the product at the specified location. The Group engages third parties to provide freight services.
The Group provides pulverization services. The Group recognizes revenues from these services when the customer receives and consumes the benefits provided to them, at the time the pulverization services take place.
The Group generally acts as a principal as it has the primary responsibility for delivering the contracted goods, bears the inventory risk, and has discretion to establish the price.
Sales prices are substantially based on international benchmark market prices, which are variable and subject to global supply and demand, and other market factors. There are no general warranties to the customers. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions. Transportation costs are generally recovered from the customer through sales pricing and is included in cost of goods sold.
Trade receivables usually include a significant financing component. As such, the transaction price is discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade receivable amount to the cash selling

F-105

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

price) and revenue is recognized for such amount. A significant financing component is recognized as financial income under the amortized cost method.
The average monthly interest rate applied was 0.90% for June 2024, 0.96% for June 2023 and 1% for June 2022. Below is revenue from contracts with customers disaggregated by product line and geographic location:

	2024	2023	2022

Inputs Retails sales
Brazil	6,510,383	6,950,340	5,555,066
Colombia	1,114,104	1,145,520	1,066,548

Private Label products
Crop Care	678,021	557,167	331,527

Grains (i)
Brazil	1,013,312	633,565	693,525
Colombia	41,045	33,360	21,780

Services
Colombia	35,399	27,461	78,088

Total Revenues	9,392,264	9,347,413	7,746,534

Summarized by region
Brazil	8,201,716	8,141,072	6,580,118
Colombia	1,190,548	1,206,341	1,166,416
(i)As explained in Note 11 (iii), the Group receives grains from certain customers in exchange to the product sold. The fair value of such non-cash consideration received from the customer is included in the transaction price and measured when the Group obtains control of the grains. The Group estimates the fair value of the non-cash consideration by reference to its market price.
30.    Costs and expenses by nature
Accounting policy
(a)Cost of goods sold
The cost of goods sold comprises the cost of purchases, net of rebates, discounts and commercial agreements received from suppliers, variations in inventories and

F-106

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

logistics costs (inbound and outbound). The cost of goods sold includes the cost of the logistics operations managed or outsourced by the Group, including storage, handling and freight costs incurred until goods are ready to be sold. For cost of grains see note 11.
Trade payables include a significant financing component. As such, trade payables are discounted, using the interest rate implicit in the contract (i.e., the interest rate that discounts the trade payable amount to the purchase paid in cash) and inventory is recorded at such amount. A significant financing component is recognized as financial expense under the amortized cost method. The average monthly interest rate applied was 1.55% per month for June 2024, 1.58% per month for June 2023 and 1.18% for June 2022.
(b)Sales, general and administrative expenses
Sales, general and administrative expenses refer to indirect expenses and the cost of the corporate departments, information technology, treasury function, sales force personnel and marketing and advertising expenses.

F-107

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

The breakdown of costs and expenses by nature is as follows:

	2024	2023	2022

Cost of input inventory (i)	6,871,623	6,848,792	5,640,849
Cost of grains	1,045,788	670,613	727,595
Personnel expenses(ii)	597,759	657,965	485,643
Maintenance of the units	45,720	34,396	30,567
Consulting, legal and other services	116,040	118,610	118,056
Freight on sales	124,879	57,650	47,979
Commissions	79,278	52,040	33,874
Storage	18,494	7,613	5,363
Travel	33,149	33,543	23,605
Depreciation	20,481	16,408	9,697
Amortization of intangibles	69,764	67,928	57,607
Amortization of right-of-use assets	88,734	56,236	51,203
Taxes and fees	25,253	32,266	29,849
Short term rentals	12,146	22,365	11,733
Business events	7,051	9,333	4,893
Marketing and advertising	15,675	14,631	18,181
Insurance	6,890	7,679	3,395
Utilities	13,836	22,302	12,696
Allowance for expected credit losses	85,824	36,769	27,393
Losses and damage of inventories	45,969	19,127	23,339
Fuels and lubricants	31,556	29,527	23,705
Other administrative expenditures	63,497	28,941	56,203

Total	9,419,406	8,844,734	7,443,425

Classified as:
Cost of goods sold	8,054,807	7,616,606	6,421,037
Sales, general and administrative expenses	1,364,599	1,228,128	1,022,388
(i)Includes fair value on inventory sold from acquired companies, in the amounts of R$979,R$26,914 and R$27,005 respectively for the years ended June 30, 2024, 2023 and 2022.
(ii)The amounts recognized for employee terminations without replacement were R$3,793 for the fiscal year ended June 30, 2024.

F-108

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

31.    Finance income (costs)

	2024	2023	2022

Finance income
Interest from cash equivalents	22,388	8,241	8,703
Interest arising from revenue contracts	360,776	250,337	407,449
Interest from tax benefit (see note 24)	18,902	27,153	—
Other	—	2,196	1,581

Total	402,066	287,927	417,733

Finance costs
Interest on borrowings	(226,755)	(288,810)	(74,081)
Interest on Agribusiness Receivables Certificates	(28,535)	—	—
Interest on payables for the acquisitions of subsidiary	(15,361)	(5,916)	(10,267)
Interest on FIAGRO	(76,698)	(30,747)	—
Interest on leases	(20,268)	(16,977)	(13,217)
Interest on trade payables	(675,706)	(502,434)	(496,511)
Other	(79,843)	(30,076)	(24,021)

Total	(1,123,166)	(874,960)	(618,097)

Other Financial Income (Cost)
Loss (gain) on fair value of commodity forward contracts	(111,081)	(98,674)	9,200
Gain (loss) on changes in fair value of derivative instruments	35,470	79,375	(26,323)
Foreign exchange differences on cash equivalents	10,034	(28,605)	—
Foreign exchange differences on trade receivables and trade payables, net	(32,642)	5,867	(1,957)
Foreign exchange differences on borrowings	(17,239)	7,507	—
Gain on changes in fair value of warrants	14,024	3,756	—

Total	(101,434)	(30,774)	(19,080)

Finance income (costs)	(822,534)	(617,807)	(219,444)

F-109

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

32.    Other operating (income) expenses, net

	2024	2023	2022

Listing expenses (i)	—	(319,554)	—
Gain on bargain purchase (ii)	—	—	18,295
Sales of fixed assets	19,121	2,071	8,592
Other operating income	18,449	41,673	29,872

Total	37,570	(275,810)	56,759
(i)This represents stock exchange listing service as a result of the SPAC Transaction. Refer to Note 23 for further discussion.
(ii)Acquisition of Union. See note 22.
33.    Non-cash transactions
The Group engages in non-cash transactions which are not reflected in the statements of cash flows.
The Group had non-cash transactions related to the acquisition of subsidiaries through the issuance of shares and accounts payable as described in Note 22.
The Group had non-cash transactions related to the acquisition of non-controlling interest through the exchange of shares as described in Note 28.
The Group had non-cash transaction related to the SPAC Transaction as described in Note 23.
The Group reported non-cash additions to right-of-use assets and lease liabilities of R$102,668 in the year ended June 30, 2024 (R$89,895 in the year ended June 30, 2023 and R$124,740 in the year ended June 30, 2022).
34.    Subsequent events
•New financing transactions
Subsequent to June 30, 2024, through the date of this annual report, certain of our Brazilian and Colombian subsidiaries entered into a number of financing agreements totaling an aggregate principal amount of R$283 million with interest rates ranging from CDI Rate plus 2.35% to 23.14% and maturities ranging from December 2024 to October 2027 and COP$131.115 million with interest rates

F-

Notes to the consolidated financial statements (In thousands of Brazilian reais - R$, except if otherwise indicated)

ranging from IBR Rate plus 1.0% to 2.53% and maturities ranging from July 2025 to July 2029. These new financing transactions are in line with our business plan and reflect the seasonality of our business as the last quarter usually demands additional working capital.
•Agribusiness Credit Rights Investment Fund (FIDC-Fiagro)
On August 02, 2024, we entered into an agreement to transfer receivables in the aggregate amount of R$310 million to Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (FIDIC - Fiagro) an investment fund legal structure established under Brazilian law designed specifically for investing in agribusiness credit rights receivables. The proceeds from this issuance will be used to support Lavoro's ongoing working capital needs and other general corporate purposes. This represents Lavoro's second FIDC-Fiagro facility, following the inaugural R$160 million Fiagro established in 2022.The Fiagro fund was structured with 80% senior quotas bearing interest at a benchmark rate of return ranging from the CDI rate + 3.5% per year. The remaining percentage is paid on the subordinated quotas, which generate a benchmark return rate of CDI + 100% per year. The senior quotas are amortized semiannually over a three-year period, while the subordinated quotas are amortized at the maturity of the agreement.
•Share Exchange
The non-controlling shareholders of our subsidiaries Agrozap and Produtiva have negotiated with Lavoro to exchange their shares in these companies for shares of Lavoro Limited. Upon the completion of this transaction, these shareholders will no longer hold non-controlling positions in these subsidiaries. This exchange reflects Lavoro's commitment to enhancing its ownership structure and integrating operations across its portfolio.
•Pátria Loan Approval
The directors of Lavoro Limited has approved a loan of up to USD35 million from Pátria Funds to the Company. The proceeds from the initial tranche of this loan, amounting to USD16 million, was received by the Group on October 30, 2024. This financing to reinforce working capital, preserving and strengthening the capital structure and cash position.

F-111